UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-14930

HSBC Holdings plc

40th Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

This Report on Form 6-K with respect to our quarterly results for the three-month and nine-month periods ended September 30, 2022 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (333-253632).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form
6-K.

25 OCTOBER 2022
HSBC HOLDINGS PLC
3Q22 EARNINGS RELEASE
Noel Quinn, Group Chief Executive, said:
"We maintained our strong momentum in the third quarter and delivered a good set of results. Our strategy produced good organic growth in all three global businesses, and net interest income increased on the back of rising interest rates. We retained a tight grip on costs, despite inflationary pressures, and remain on track to achieve our cost targets for 2022 and 2023. We are focused on executing our plans and delivering our returns target of at least 12% from 2023 onwards and, as a result, higher distributions to our shareholders."
Financial performance (3Q22 vs. 3Q21)
•Reported profit after tax decreased $1.7bn to $2.6bn and reported profit before tax fell $2.3bn to $3.1bn. Our 3Q22 results included an impairment of $2.4bn following the reclassification of our retail banking operations in France to held for sale, as well as a net charge for expected credit losses and other credit impairment charges (‘ECL’), compared with a net release in 3Q21. There was continued strong growth in net interest income. Adjusted profit before tax increased $1.0bn to $6.5bn.
•Reported revenue decreased 3% to $11.6bn, reflecting an impairment on the planned disposal of our retail banking operations in France, as well as adverse foreign currency translation impacts of $1.0bn. However, net interest income increased in all of our global businesses due to interest rate rises. Adjusted revenue rose 28% to $14.3bn.
•Net interest margin (‘NIM’) of 1.57% increased 38 basis points (‘bps‘) compared with 3Q21, and by 22bps from 2Q22.
•Reported ECL were $1.1bn, including allowances to reflect increased economic uncertainty, inflation, rising interest rates and the ongoing developments in mainland China‘s commercial real estate sector. This compared with a $0.7bn net release in 3Q21.
•Reported operating expenses were unchanged from 3Q21. The benefits of our cost-saving initiatives and favourable foreign currency translation impacts of $0.7bn were offset by an increase of $0.3bn in restructuring and other related costs, higher investments in technology, an increase in the performance-related pay accrual due to the expected phasing of our profits for the year, and the impacts of rising inflation. Adjusted operating expenses rose 5% due to a higher performance-related pay accrual and increased investment spend, mainly in technology. Compared with 2Q22, adjusted operating expenses were broadly stable.
•Customer lending balances fell $61bn in the quarter on a reported basis. On an adjusted basis, lending balances fell $18bn, reflecting a $23bn reclassification of loans relating to the planned disposal in France to assets held for sale, partly mitigated by growth in mortgage balances of $2bn in the UK and $1bn in Hong Kong.
•Common equity tier 1 (‘CET1’) capital ratio of 13.4% fell 0.2 percentage points from 2Q22, including a 0.3 percentage point impact from the reclassification of our French retail banking operations to held for sale and a 0.1 percentage point impact from further losses in equity from financial instruments as yield curves steepened.
Financial performance (9M22 vs. 9M21)
•Reported profit after tax decreased $0.9bn to $11.8bn, which included a $1.8bn deferred tax gain. Reported profit before tax fell $3.9bn to $12.3bn, including an impairment on the planned disposal of our retail banking operations in France of $2.4bn. Adjusted profit before tax increased $0.1bn to $17.2bn.
•Reported revenue decreased 2% to $36.9bn, including a $2.1bn adverse impact of foreign currency translation differences, the impairment on the planned disposal of our retail banking operations in France and adverse movements in market impacts in insurance manufacturing in Wealth and Personal Banking (‘WPB‘). These reductions were in part offset by a $3.3bn rise in net interest income, with growth in all of our global businesses. Adjusted revenue increased 11% to $40bn.
•Reported ECL were $2.2bn, including allowances to reflect increased economic uncertainty, inflation and rising interest rates, as well as the ongoing developments in mainland China‘s commercial real estate sector, in part offset by the release of most of our remaining Covid-19-related reserves. This compared with releases of $1.4bn in 9M21. ECL charges were 30bps of average gross loans.
•Reported operating expenses decreased $0.7bn or 3%, and included a favourable impact of foreign currency translation differences of $1.5bn. There was a lower performance-related pay accrual and a positive impact from our cost-saving initiatives, which in part mitigated higher restructuring and other related costs, investments and inflationary pressures. Adjusted operating expenses were broadly stable (up $0.2bn or 1%).
Outlook
•Our outlook on revenue remains positive and we have upgraded our net interest income guidance for 2022 to $32bn, based on the current market consensus for global central bank rates. In 2023, we now expect net interest income of at least $36bn (on an IFRS 4 basis), with the reduction from the at least $37bn guidance provided at our interim results reflecting the impact of sterling depreciation against the US dollar and a higher cost of funding in our trading book. We continue to monitor the expected path of interest rates. This is expected to be supported by low-single-digit percentage lending growth.
•We expect ECL charges to be around 30bps of average loans in 2022. Macroeconomic headwinds, including higher inflation and a weaker outlook, continue to weigh on the global economy. However, our stage 3 losses in 9M22 remained stable and the credit indicators in our wholesale and retail portfolios remain relatively benign compared with historical levels. For 2023 we expect to be at the higher end of our planning range of between 30bps to 40bps, and continue to monitor economic developments closely, including the impact of rising interest rates and the ongoing developments in mainland China’s commercial real estate sector.
•We remain on track for 2022 adjusted operating expenses to be broadly stable compared with 2021. Notwithstanding increasing inflationary pressures, we continue to maintain strict cost discipline and target 2023 adjusted cost growth of approximately 2%, compared with 2022 (on an IFRS 4 basis).
•The impact of our growth and transformation programmes, as well as the impact of higher global interest rates, mean we continue to target a return on average tangible equity (‘RoTE‘) of at least 12% from 2023 onwards, and expect a dividend payout ratio of 50% for 2023 and 2024.
•While our CET1 position of 13.4% is below our medium-term target range of 14% to 14.5%, we intend to manage it back to within our target range by 1H23 through revenue growth and cost control, as well as through risk-weighted asset (‘RWA‘) and capital actions. Once we are back within our target range, we intend to continue to manage capital efficiently, returning excess capital to shareholders where appropriate.

HSBC Holdings plc Earnings Release 3Q22	1

Earnings Release – 3Q22

Key financial metrics

	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2022	2021	2022	2022	2021
Reported results
Reported revenue ($m)	36,852	37,563	11,616	12,772	12,012
Reported profit before tax ($m)	12,323	16,242	3,147	5,010	5,403
Reported profit after tax ($m)	11,776	12,664	2,561	5,772	4,242
Profit attributable to the ordinary shareholders of the parent company ($m)	10,202	10,819	1,913	5,486	3,543
Cost efficiency ratio (%)	66.2	66.8	68.7	63.5	66.5
Net interest margin (%)	1.39	1.20	1.57	1.35	1.19
Basic earnings per share ($)	0.51	0.54	0.10	0.28	0.18
Diluted earnings per share ($)	0.51	0.53	0.10	0.27	0.17

Alternative performance measures
Adjusted revenue ($m)	39,993	35,931	14,303	12,698	11,197
Adjusted profit before tax ($m)	17,182	17,046	6,509	5,775	5,508
Adjusted cost efficiency ratio (%)	56.7	62.5	51.0	57.2	61.9
Expected credit losses and other credit impairment charges (‘ECL’) (annualised) as % of average gross loans and advances to customers (%)	0.30	(0.17)	0.43	0.18	(0.23)
Return on average ordinary shareholders’ equity (annualised) (%)	8.0	8.2	4.7	13.0	8.0
Return on average tangible equity (annualised) (%)[1]	9.2	9.1	7.8	13.3	8.7

	At
	30 Sep	30 Jun	31 Dec
	2022	2022	2021
Balance sheet
Total assets ($m)	2,991,965	2,985,420	2,957,939
Net loans and advances to customers ($m)	967,522	1,028,356	1,045,814
Customer accounts ($m)	1,567,267	1,651,301	1,710,574
Average interest-earning assets, year to date ($m)	2,212,185	2,233,321	2,209,513
Loans and advances to customers as % of customer accounts (%)	61.7	62.3	61.1
Total shareholders’ equity ($m)	177,659	188,382	198,250
Tangible ordinary shareholders’ equity ($m)	140,695	148,308	158,193
Net asset value per ordinary share at period end ($)	8.00	8.41	8.76
Tangible net asset value per ordinary share at period end ($)	7.13	7.48	7.88
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[2,3]	13.4	13.6	15.8
Risk-weighted assets ($m)[2,3]	828,315	851,743	838,263
Total capital ratio (%)[2,3]	18.1	18.6	21.2
Leverage ratio (%)[2,3]	5.4	5.5	5.2
High-quality liquid assets (liquidity value) ($bn)[3]	605.5	656.6	717.0
Liquidity coverage ratio (%)[3]	127	134	138
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	19,738	19,819	20,073
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,857	19,949	20,189
Average basic number of $0.50 ordinary shares outstanding (millions)	19,886	19,954	20,197
Dividend per ordinary share (in respect of the period) ($)	—	0.09	0.18
For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 33. Definitions and calculations of other alternative performance measures are included in ‘Alternative performance measures’ on page 30.
1    Profit attributable to ordinary shareholders, excluding impairment of goodwill and other intangible assets and changes in present value of in-force insurance contracts (‘PVIF’) (net of tax), divided by average ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax).
2    Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time, including the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’. For further details, see pages 27 to 29. Leverage comparatives for 2021 are reported based on the disclosure rules in force at that time, and include claims on central banks. Current period leverage metrics exclude central bank claims in accordance with the UK leverage rules that were implemented on 1 January 2022.
3    Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we will restate in subsequent periods.

2	HSBC Holdings plc Earnings Release 3Q22

Contents
	Page		Page
Highlights	1	Risk	20
– Key financial metrics	2	– Approach to risk management	20
– Business highlights	3	– Geopolitical and macroeconomic risks	20
Cautionary statement regarding forward-looking statements	4	– Risks related to Covid-19	21
Financial summary	6	– Climate risk	21
– Adjusted performance	6	– Ibor transition	21
– Summary consolidated income statement	7	– Credit risk	21
– Distribution of results by global business and geographical region	7	– Capital risk	27
– Income statement commentary	8	Alternative performance measures	30
– Summary consolidated balance sheet	14	Additional information	45
– Balance sheet commentary	15	– Dividend on preference shares	45
– Global businesses	16	– Investor relations/media relations contacts	45
Notes	19	– Abbreviations	46
Dividends	19
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 08.30am BST. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.
About HSBC
HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 63 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of $2,992bn at 30 September 2022, HSBC is one of the world’s largest banking and financial services organisations.

Business highlights
HSBC‘s purpose is ‘Opening up a world of opportunity‘. Our strategy, announced in February 2021, aims to deliver against our purpose and our ambition of being the preferred international financial partner for our clients. It has four key pillars:
•focus on our strengths – investing in the areas where we see significant opportunities for growth;
•digitise at scale – increasing our investment in technology to improve how we serve customers and increase efficiency;
•energise for growth – building a strong culture, introducing simpler ways of working, and by equipping staff with the future skills they need; and
•transition to net zero – becoming a net zero bank and helping our customers capture the opportunities presented by the transition to a net zero future.
The macroeconomic environment has deteriorated during 2022 as the war between Russia and Ukraine and the ongoing impacts of the Covid-19 pandemic have led to higher inflation, a resulting increase in interest rates and slower growth for the global economy. This has created volatility within equity markets, adversely affecting market impacts within our insurance manufacturing business, and a reduction in real wages for many people, which has contributed to an increase in our ECL provisions. In addition, recent economic policy in the UK caused the value of sterling to fall and yields on government securities to rise sharply, increasing uncertainty around the path of future Bank of England policy rates. We are closely monitoring the impact of these developments and any implications on our business.
On 30 September 2022, we classified our retail banking operations in France to held for sale, as part of our actions to simplify our operations in continental Europe. Upon classification to held for sale, we recognised an impairment of $2.4bn. Any remaining gains or losses not previously recognised, including from the recycling of foreign currency translation reserves and the reversal of any remaining deferred tax assets and liabilities, will be recognised on completion. The sale is currently anticipated to complete in the second half of 2023. For further details of the planned sale of our retail banking operations in France, see page 12.
We regularly review our businesses in all markets and are currently exploring a potential sale of the Group’s 100% equity stake in HSBC Bank Canada. No decisions have been made and updates will be provided as required.
We continued to make progress on our net zero ambition. On 22 September 2022, HSBC Asset Management announced its thermal coal phase-out policy, which builds on the principles of the Group’s policy published in December 2021 and factors in Asset Management’s fiduciary duties and influence as an investor.
We plan to release by the end of the year an update of our thermal coal phase-out policy and a new energy policy that covers our approach for the wider energy sector. We are also working on our approach to mitigating deforestation risk, and plan to replace our existing forestry and agricultural commodity policies with the intention of releasing a holistic deforestation policy in 2023.
Expanding on the financed emissions targets to 2030 that we released earlier this year for the oil and gas, and power and utilities sectors, we are currently assessing financed emissions and initial targets for additional sectors to be disclosed at the time of our annual results for 2022. These include coal mining, aluminium, cement, iron and steel, and transport (including automotive, aviation and shipping). We are monitoring the progress of the Partnership for Carbon Accounting Financials’ guidance on facilitated emissions and we intend to publish facilitated emissions targets to capture capital markets activities for the oil and gas, and power and utilities sectors in due course.
We intend to publish a climate transition plan in 2023. This plan will bring together our climate strategy, science-based targets for 2030 and 2050, and details on how we plan to embed this into our processes, policies and governance. We intend to report annually on progress against the plan in our Annual Report and Accounts.

HSBC Holdings plc Earnings Release 3Q22	3

Earnings Release – 3Q22
The delivery of our financial targets remains on track. Cumulatively, since the start of our cost-reduction programme in 2020, we have delivered savings of $4.9bn, with costs to achieve of $5.3bn. We expect to spend moderately less than our planned $7bn in costs to achieve by the end of 2022, at which time the programme will conclude. We continue to expect to deliver total savings at the high end of our $5bn to $5.5bn range, with an estimated $1bn of additional savings expected in 2023.
At 30 September 2022, we had delivered cumulative gross RWA reductions of $120bn, relative to our ambition to achieve gross RWA reductions of $120bn or more by the end of 2022.
During 3Q22, we renamed our Global Liquidity and Cash Management business Global Payments Solutions as we reshape our payments proposition into a technology-enabled, globally connected payments franchise, enabling us to better support our clients‘ needs and facilitate commerce.

Cautionary statement regarding forward-looking statements
This Earnings Release 3Q22 contains certain forward-looking statements with respect to HSBC’s: financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and ESG targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.
These include, but are not limited to:
•changes in general economic conditions in the markets in which we operate, such as new, continuing or deepening recessions, inflationary pressures and fluctuations in employment and creditworthy customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Russia-Ukraine war and the Covid-19 pandemic); the Russia-Ukraine war and the Covid-19 pandemic and their impact on global economies, which could have a material adverse effect on (among other things) our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Russia-Ukraine war, inflationary pressures and the Covid-19 pandemic); potential changes in HSBC’s dividend policy; changes in foreign exchange rates and interest rates, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the Russia-Ukraine war and the related imposition of sanctions, the US approach to strategic competition with China, supply chain restrictions, claims of human rights violations, diplomatic tensions, including between China and the US, the UK, the EU, Australia, India and other countries, and developments in Hong Kong and Taiwan, alongside other potential areas of tension, which may affect HSBC by creating regulatory, reputational and market risks; the efficacy of government, customer and HSBC’s actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact HSBC both directly and indirectly through our customers and which may cause both idiosyncratic and systemic risks resulting in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the discontinuation of certain key Ibors and the development of near risk-free benchmark rates, as well as the transition of legacy Ibor contracts to near risk-free benchmark rates, which exposes HSBC to material execution risks, and increases some financial and non-financial risks; and price competition in the market segments we serve;
•changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the Covid-19 pandemic and the impact of the Russia-Ukraine war on inflation); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU following the UK’s withdrawal from the EU, which continues to be characterised by uncertainty, particularly with respect to the regulation of financial services, despite the signing of the Trade and Cooperation Agreement between the UK and the EU; changes in UK macroeconomic and fiscal policy as a result of the change in UK government leadership, which may result in fluctuations in the value of the pound sterling; the passage of the Hong Kong national security law and restrictions on telecommunications, as well as the US Hong Kong Autonomy Act, which have caused tensions between China, the US and the UK; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and
•factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our

4	HSBC Holdings plc Earnings Release 3Q22

financial, investment, capital and ESG targets, commitments and ambitions (including with respect to the commitments set forth in our thermal coal phase-out policy and our targets to reduce our on-balance sheet financed emissions in the oil and gas and power and utilities sectors), which may result in our failure to achieve any of the expected benefits of our strategic priorities; model limitations or failure, including, without limitation, the impact that high inflationary concerns and the consequences of the Covid-19 pandemic have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in accounting standards, including the implementation of IFRS 17 ‘Insurance Contracts’, which may have a material impact on the way we prepare our financial statements and (with respect to IFRS 17) may negatively affect the profitability of HSBC’s insurance business; changes in our ability to manage third-party, fraud and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and diverse and skilled personnel; and changes in our ability to develop sustainable finance and climate-related products consistent with the evolving expectations of our regulators, and our capacity to measure the climate impact from our financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our climate ambition, our targets to reduce financed emissions in our oil and gas and power and utilities portfolio and the commitments set forth in our thermal coal phase-out policy, and increase the risk of greenwashing. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Risks’ on pages 20 to 21 of this Earnings Release 3Q22.

HSBC Holdings plc Earnings Release 3Q22	5

Earnings Release – 3Q22

Financial summary

Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.
We consider adjusted performance to provide useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for 9M22 and 3Q22 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•the income statements for 9M21 at the average rate of exchange for 9M22;
•the income statement for the quarterly periods at the average rate of exchange for 3Q22; and
•the closing prior period balance sheets at the prevailing rates of exchange at 30 September 2022.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentina subsidiaries have not been adjusted further for the impacts of hyperinflation. Since 1 June 2022, Turkey has been deemed a hyperinflationary economy for accounting purposes. HSBC has an operating entity in Turkey and the constant currency data has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items
‘Significant items’ refers collectively to the items that management and investors would ordinarily identify and consider separately to improve the understanding of the underlying trends in the business.
The tables on pages 34 to 44 detail the effects of significant items on each of our global business segments and geographical regions during 9M22, 9M21, 3Q22, 2Q22 and 3Q21.
Adjusted performance – foreign currency translation of significant items
The foreign currency translation differences related to significant items are presented as a separate component of significant items. This is considered a more meaningful presentation as it allows better comparison of period-on-period movements in performance.
Global business performance
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’), is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments.
The Group Chief Executive and the rest of the GEC review operating activity on a number of bases, including by global business and geographical region. Our global businesses – Wealth and Personal Banking, Commercial Banking and Global Banking and Markets – along with Corporate Centre are our reportable segments under IFRS 8 ‘Operating Segments’. Global business results are assessed by the CODM on the basis of adjusted performance, which removes the effects of significant items and currency translation from reported results. Therefore, we present these results on an adjusted basis.
As required by IFRS 8, reconciliations of the total adjusted global business results to the Group’s reported results are presented on page 33. Supplementary reconciliations of adjusted to reported results by global business are presented on pages 34 to 38 for information purposes.
Management view of adjusted revenue
Our global business segment commentary includes tables that provide breakdowns of adjusted revenue by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.

6	HSBC Holdings plc Earnings Release 3Q22

Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2022	2021	2022	2022	2021
	$m	$m	$m	$m	$m
Net interest income	23,032	19,708	8,581	7,454	6,610
Net fee income	8,847	9,996	2,783	2,938	3,322
Net income from financial instruments held for trading or managed on a fair value basis	7,719	5,909	2,798	2,601	1,725
Net (expense)/income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(4,337)	2,825	(1,288)	(1,806)	30
Changes in fair value of designated debt and related derivatives[1]	(100)	(147)	58	(80)	(80)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	186	686	120	(3)	138
Gains less losses from financial investments	81	555	60	(22)	122
Net insurance premium income	10,303	8,382	2,657	4,034	2,719
Other operating income/(expense)[2]	(2,498)	339	(3,221)	358	184
Total operating income	43,233	48,253	12,548	15,474	14,770
Net insurance claims and benefits paid and movement in liabilities to policyholders	(6,381)	(10,690)	(932)	(2,702)	(2,758)
Net operating income before change in expected credit losses and other credit impairment charges[3]	36,852	37,563	11,616	12,772	12,012
Change in expected credit losses and other credit impairment charges	(2,165)	1,378	(1,075)	(448)	659
Net operating income	34,687	38,941	10,541	12,324	12,671
Total operating expenses excluding impairment of goodwill and other intangible assets	(24,311)	(24,954)	(7,968)	(8,036)	(7,909)
Impairment of goodwill and other intangible assets	(83)	(122)	(7)	(71)	(80)
Operating profit	10,293	13,865	2,566	4,217	4,682
Share of profit in associates and joint ventures	2,030	2,377	581	793	721
Profit before tax	12,323	16,242	3,147	5,010	5,403
Tax credit/(charge)	(547)	(3,578)	(586)	762	(1,161)
Profit after tax	11,776	12,664	2,561	5,772	4,242
Attributable to:
– ordinary shareholders of the parent company	10,202	10,819	1,913	5,486	3,543
– preference shareholders of the parent company	—	7	—	—	—
– other equity holders	1,089	1,161	463	138	495
– non-controlling interests	485	677	185	148	204
Profit after tax	11,776	12,664	2,561	5,772	4,242
	$	$	$	$	$
Basic earnings per share	0.51	0.54	0.10	0.28	0.18
Diluted earnings per share	0.51	0.53	0.10	0.27	0.17
Dividend per ordinary share (paid in the period)[4]	0.27	0.22	0.09	0.18	0.07
	%	%	%	%	%
Return on average ordinary shareholders’ equity (annualised)	8.0	8.2	4.7	13.0	8.0
Return on average tangible equity (annualised)	9.2	9.1	7.8	13.3	8.7
Cost efficiency ratio	66.2	66.8	68.7	63.5	66.5
1    The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
2    Includes $2.4bn losses relating to the planned sale of the retail banking operations in France.
3    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
4    Includes an interim dividend of $0.09 per ordinary share in respect of the financial year ending 31 December 2022, paid in September 2022, and an interim dividend of $0.18 per ordinary share in respect of the financial year ending 31 December 2021, paid in April 2022.

Distribution of results by global business and geographical region

Distribution of results by global business
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2022	2021	2022	2022	2021
	$m	$m	$m	$m	$m
Adjusted revenue[1]
Wealth and Personal Banking	17,208	16,017	6,286	5,523	5,038
Commercial Banking	11,526	9,436	4,309	3,556	3,083
Global Banking and Markets	11,664	10,803	3,823	3,693	3,286
Corporate Centre	(405)	(325)	(115)	(74)	(210)
Total	39,993	35,931	14,303	12,698	11,197
Adjusted profit before tax
Wealth and Personal Banking	5,352	5,527	2,406	1,776	1,776
Commercial Banking	5,638	4,980	2,060	1,689	1,767
Global Banking and Markets	4,410	4,528	1,531	1,602	1,330
Corporate Centre	1,782	2,011	512	708	635
Total	17,182	17,046	6,509	5,775	5,508
1    Adjusted net operating income before change in expected credit losses and other credit impairment charges including the effects of foreign currency translation differences and significant items, also referred to as adjusted revenue.

HSBC Holdings plc Earnings Release 3Q22	7

Earnings Release – 3Q22

Distribution of results by geographical region
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2022	2021	2022	2022	2021
	$m	$m	$m	$m	$m
Reported profit/(loss) before tax
Europe	(685)	3,110	(1,568)	630	1,142
Asia	9,814	10,239	3,514	3,496	3,303
Middle East and North Africa	1,241	1,101	493	363	378
North America	1,318	1,163	460	305	358
Latin America	635	629	248	216	222
Total	12,323	16,242	3,147	5,010	5,403
Adjusted profit before tax
Europe	3,591	3,662	1,436	1,283	1,229
Asia	10,096	10,245	3,681	3,492	3,262
Middle East and North Africa	1,274	1,064	509	375	365
North America	1,505	1,424	597	389	434
Latin America	716	651	286	236	218
Total	17,182	17,046	6,509	5,775	5,508
Tables showing adjusted profit before tax by global business and region are presented to support the commentary on adjusted performance on the following pages.
The tables on pages 34 to 44 reconcile reported to adjusted results for each of our global business segments and geographical regions.

Income statement commentary
Group
3Q22 compared with 3Q21 – reported results

Movement in reported profit before tax compared with 3Q21
	Quarter ended
	30 Sep	30 Sep	Variance
	2022	2021	3Q22 vs. 3Q21
	$m	$m	$m	%
Revenue	11,616	12,012	(396)	(3)
ECL	(1,075)	659	(1,734)	>(100)
Operating expenses	(7,975)	(7,989)	14	0
Share of profit/(loss) from associates and JVs	581	721	(140)	(19)
Profit before tax	3,147	5,403	(2,256)	(42)
Tax expense	(586)	(1,161)	575	50
Profit after tax	2,561	4,242	(1,681)	(40)

Reported profit
Reported profit after tax of $2.6bn was $1.7bn or 40% lower than in 3Q21.
Reported profit before tax of $3.1bn was $2.3bn or 42% lower. The reduction was primarily driven by an impairment of $2.4bn recognised following the reclassification of our retail banking business in France as held for sale on 30 September 2022. In addition, a net ECL charge in 3Q22, notably due to a deterioration in the forward economic outlook from heightened levels of uncertainty, inflation and rising interest rates, compared with a net release in 3Q21. These factors were partly offset by continued growth in net interest income reflecting the impact of interest rate rises. Reported operating expenses were unchanged as continued investment in technology, a higher performance-related pay accrual and a rise in restructuring and other related costs were largely offset by a favourable impact of foreign currency translation differences and our cost-saving initiatives.
IFRS 17 ‘Insurance Contracts’ sets the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is effective from 1 January 2023 and could have a significant adverse impact on the profitability of our insurance business. For further details of the impact of IFRS 17 on the results of our insurance operations, see page 346 of our Form 20-F for the year ended 31 December 2021.
Reported revenue
Reported revenue of $11.6bn was $0.4bn or 3% lower, primarily due to an impairment of $2.4bn recognised following the classification of our retail banking business in France as held for sale on 30 September 2022. The reduction also included an adverse impact of foreign currency translation differences of $1.0bn, and adverse market impacts in life insurance manufacturing in WPB of $0.4bn, primarily reflecting weaker performances in equity markets, compared with adverse market impacts of $40m in 3Q21.
Investment distribution revenue in WPB fell due to muted customer sentiment, which reduced activity in equity markets, while lower Capital Markets and Advisory revenue in Global Banking and Markets (‘GBM‘) reflected a reduction in market activity. Additionally, revenue fell in Markets Treasury from lower net interest income due to the impact of rising interest rates on our funding costs and flattening yield curves across all regions, as well as from lower disposal gains related to risk management activities. This revenue is allocated to our global businesses.
These reductions were partly offset by continued growth in net interest income of $2.0bn, reflecting the impact of interest rate rises and balance sheet growth, mainly in Global Payments Solutions (‘GPS‘) in Commercial Banking (‘CMB‘) and GBM, and in Personal Banking in WPB. In GBM, Global Foreign Exchange revenue reflected a strong trading performance and higher client activity.

8	HSBC Holdings plc Earnings Release 3Q22

Reported ECL
Reported ECL were a net charge of $1.1bn, compared with a net release of $0.7bn in 3Q21. The 3Q22 charges related to heightened economic uncertainty, inflation and rising interest rates, as well as from ongoing developments in the commercial real estate sector in mainland China. This compared with a net release in 3Q21 relating to Covid-19-related allowances previously built up in 2020.
Reported operating expenses
Reported operating expenses of $8.0bn were unchanged compared with 3Q21, which included favourable impacts from foreign currency translation differences of $0.7bn and our cost-saving initiatives of $0.6bn. These factors mitigated cost growth from increased investment in technology, a rise in restructuring and other related costs of $0.3bn, a higher performance-related pay accrual for which the Group-wide phasing of the accrual is driven by the expected profile of full-year profits, and inflationary impacts. In addition, investment in wealth in Asia increased, while operations costs rose due to business volume growth.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $0.6bn was $0.1bn or 19% lower than in 3Q21, primarily as 3Q21 included a higher share of profit from Business Growth Fund (‘BGF‘) due to the recovery in asset valuations.
Group
3Q22 compared with 3Q21 – adjusted results

Movement in adjusted profit before tax compared with 3Q21
	Quarter ended
	30 Sep	30 Sep	Variance
	2022	2021	3Q22 vs. 3Q21
	$m	$m	$m	%
Revenue	14,303	11,197	3,106	28
ECL	(1,075)	561	(1,636)	>(100)
Operating expenses	(7,300)	(6,926)	(374)	(5)
Share of profit from associates and JVs	581	676	(95)	(14)
Profit before tax	6,509	5,508	1,001	18

Adjusted profit
Adjusted profit before tax of $6.5bn was $1.0bn or 18% higher than in 3Q21, reflecting an increase in adjusted revenue in all of our global businesses, mainly due to a rise in net interest income as global interest rates rose, and balance sheet growth. This increase was partly offset by ECL charges in 3Q22 compared with net releases in 3Q21. The ECL charge in 3Q22 reflected a deterioration in the forward economic outlook due to the impact of heightened economic uncertainty, inflation and rising interest rates. Adjusted operating expenses increased compared with 3Q21, mainly driven by our continued investment in technology, a higher performance-related pay accrual and the impact of inflation, while adjusted share of profit from associates and joint ventures was lower.
Adjusted revenue
Adjusted revenue of $14.3bn was $3.1bn or 28% higher than in 3Q21. The increase was mainly from higher net interest income from the positive impact of interest rate rises and balance sheet growth, mainly in GPS in CMB and GBM, and in Personal Banking in WPB. In GBM, Global Foreign Exchange revenue benefited from a strong trading performance and higher client activity.
These increases were partly offset by a net adverse movement in market impacts in life insurance manufacturing of $375m, and lower investment distribution revenue in WPB as muted customer sentiment led to reduced activity in equity markets. In GBM, Capital Markets and Advisory revenue fell due to a reduction in market activity, and a decline in Principal Investments revenue reflected lower revaluation gains relative to 3Q21.
Revenue relating to Markets Treasury fell by $0.1bn from lower net interest income due to the impact of rising interest rates on our funding costs and flattening yield curves across all regions, as well as from lower disposal gains related to risk management activities. This revenue is allocated to our global businesses.
Adjusted ECL
Adjusted ECL, which removes the period-on-period effects of foreign currency translation differences, were a net charge of $1.1bn, compared with a net release of $0.6bn in 3Q21. The 3Q22 charge related to heightened economic uncertainty, inflation and rising interest rates, as well as from ongoing developments in the commercial real estate sector in mainland China. This compared with the net release in 3Q21 of Covid-19-related allowances previously built up in 2020.
Adjusted operating expenses
Adjusted operating expenses of $7.3bn were $0.4bn or 5% higher. The rise in costs reflected growth in technology investment of $0.3bn, notably investments in our digital capabilities, and a higher performance-related pay accrual of $0.2bn for which the Group-wide phasing of the accrual is driven by the expected profile of full-year profits. Inflation and the impact of retranslating the prior year results of our operations in hyperinflationary economies at current quarter average rates of foreign exchange also contributed to higher costs. In addition, investment in wealth in Asia rose by $0.1bn and operations costs increased by $0.1bn reflecting business growth. These increases were in part mitigated by the impact of our cost-saving initiatives of $0.6bn.
Adjusted share of profit from associates and JVs
Adjusted share of profit from associates and joint ventures of $0.6bn decreased by $0.1bn or 14%, primarily as 3Q21 included a higher share of profit from BGF due to the recovery in asset valuations.

HSBC Holdings plc Earnings Release 3Q22	9

Earnings Release – 3Q22
Group
9M22 compared with 9M21 – reported results

Movement in reported profit before tax compared with 9M21
	Nine months ended
	30 Sep	30 Sep	Variance
	2022	2021	9M22 vs. 9M21
	$m	$m	$m	%
Revenue	36,852	37,563	(711)	(2)
ECL	(2,165)	1,378	(3,543)	>(100)
Operating expenses	(24,394)	(25,076)	682	3
Share of profit from associates and JVs	2,030	2,377	(347)	(15)
Profit before tax	12,323	16,242	(3,919)	(24)
Tax expense	(547)	(3,578)	3,031	85
Profit after tax	11,776	12,664	(888)	(7)
Reported profit
Reported profit after tax of $11.8bn was $0.9bn or 7% lower than in 9M21, despite the impact of a $1.8bn gain in 9M22 on the recognition of a deferred tax asset from historical losses. This gain was as a result of improved profit forecasts from the UK tax group, which accelerated the expected utilisation of these losses.
Reported profit before tax of $12.3bn was $3.9bn or 24% lower than in 9M21. The decrease reflected lower revenue, despite the increase in net interest income from the positive impact of interest rate rises in all of our global businesses. This was mainly due to an impairment of $2.4bn recognised following the reclassification of our retail banking business in France as held for sale on 30 September 2022, an adverse impact of foreign currency translation differences and unfavourable market impacts in life insurance manufacturing in WPB. In addition, the net ECL charge in 9M22 was $2.2bn, reflecting stage 3 charges of $1.2bn, in part relating to the commercial real estate sector in mainland China, as well as from the impact of heightened economic uncertainty, inflation and rising interest rates. This compared with a net release in 9M21.
These factors were partly offset by a 3% decrease in reported operating expenses, primarily reflecting the favourable impact of foreign currency translation differences, while restructuring and other related costs increased.
Reported revenue
Reported revenue of $36.9bn was $0.7bn or 2% lower than in 9M21, primarily due to an impairment of $2.4bn recognised following the reclassification of our retail banking business in France as held for sale on 30 September 2022, as well as losses of $0.4bn associated with the planned sales of our branch operations in Greece and our operations in Russia. Reported revenue included an adverse impact of foreign currency translation differences of $2.1bn, and unfavourable market impacts in life insurance manufacturing in WPB of $1,072m, compared with favourable movements in 9M21 of $373m. There was also a decrease in Markets Treasury revenue, which is allocated to our global businesses, due to lower net interest income from the impact of rising interest rates on our funding costs and flattening yield curves across all regions, as well as from lower disposal gains related to risk management activities.
In WPB, lower investment distribution revenue reflected muted customer sentiment resulting in reduced activity in equity markets, and Covid-19-related restrictions in Hong Kong in 1Q22, which resulted in the temporary closure of parts of our branch network. In GBM, there was a reduction in Capital Markets and Advisory revenue, reflecting reductions in the global fee pool, while lower revaluation gains resulted in a reduction in Principal Investments revenue relative to 9M21. Global Debt Markets revenue also fell due to lower primary issuances and challenging market conditions.
These reductions were partly offset by a $3.3bn increase in net interest income from the positive impact of interest rate rises, mainly in GPS in CMB and GBM, and in Personal Banking in WPB. In GBM, Global Foreign Exchange revenue benefited from continued elevated levels of market volatility. In addition, there were strong sales in our life insurance manufacturing business in WPB, with growth in the value of new business, while insurance revenue also included a gain following a pricing update for our policyholders‘ funds held on deposit with us in Hong Kong to reflect the cost to provide this service.
Reported ECL
Reported ECL were a net charge of $2.2bn, which reflected stage 3 charges of $1.2bn, including charges related to the commercial real estate sector in mainland China. We also recognised additional stage 1 and stage 2 allowances to reflect heightened levels of economic uncertainty, inflation and rising interest rates, in part offset by the release of most of our remaining Covid-19-related allowances. This compared with a net release of $1.4bn in 9M21 relating to Covid-19-related allowances previously built up in 2020.
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental adjustments, see pages 23 to 26.
Reported operating expenses
Reported operating expenses of $24.4bn were $0.7bn or 3% lower than in 9M21, primarily as foreign currency translation differences resulted in a favourable impact of $1.5bn.
Reported operating expenses also included the positive impact of our cost-saving initiatives of $1.7bn and a lower performance-related pay accrual of $0.4bn (including the impact of cost saves), for which the Group-wide phasing of the accrual is driven by the expected profile of full-year profits. Given profits in 9M21 benefited from significant ECL releases, we recognised a larger share of the accrual in the first nine months of the year relative to 9M22. These reductions were partly offset by an increase due to our continued investment in technology of $0.5bn, including investments in our digital capabilities, increases in restructuring and other related costs of $0.5bn, and inflationary impacts.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $2.0bn was $0.3bn or 15% lower than in 9M21, primarily as 9M21 included a higher share of profit from BGF due to the recovery in asset valuations.

10	HSBC Holdings plc Earnings Release 3Q22

Tax expense
Tax in 9M22 was a charge of $0.5bn and included a $1.8bn credit arising from the recognition of a deferred tax asset from historical tax losses in HSBC Holdings. This was a result of improved profit forecasts for the UK tax group, which accelerated the expected utilisation of these losses and reduced uncertainty regarding their recoverability. Excluding this, the effective tax rate for 9M22 was 19%, which was 3 percentage points lower than in 9M21. The effective tax rate for 9M22 was decreased by the remeasurement of deferred tax balances following the substantive enactment in 1Q22 of legislation to reduce the rate of the UK banking surcharge from 8% to 3% from 1 April 2023.
In September 2022, the UK government announced that existing legislation to increase the main rate of UK corporation tax from 19% to 25% and to reduce the rate of the UK banking surcharge from 8% to 3% from 1 April 2023 would be cancelled. A further announcement on 14 October 2022 confirmed that the main rate of corporation tax from 1 April 2023 would be 25%, as currently legislated. However, the future rate of the UK banking surcharge is yet to be clarified. The UK government announcements of September and October are not reflected in the 3Q22 financial results as no legislation to effect any changes was substantively enacted.
Group
9M22 compared with 9M21 – adjusted results

Movement in adjusted profit before tax compared with 9M21
	Nine months ended
	30 Sep	30 Sep	Variance
	2022	2021	9M22 vs. 9M21
	$m	$m	$m	%
Revenue	39,993	35,931	4,062	11
ECL	(2,165)	1,236	(3,401)	>(100)
Operating expenses	(22,676)	(22,446)	(230)	(1)
Share of profit from associates and JVs	2,030	2,325	(295)	(13)
Profit before tax	17,182	17,046	136	1
Adjusted profit
Adjusted profit before tax of $17.2bn was $0.1bn or 1% higher than in 9M21, reflecting higher adjusted revenue, mainly from net interest income growth following global interest rate rises. This increase was partly offset by an ECL charge in 9M22, compared with a net release in 9M21. The ECL charge in 9M22 reflected stage 3 charges, as well as the impact of heightened economic uncertainty, inflation, and rising interest rates. Adjusted profit from associates and joint ventures decreased, while adjusted operating expenses were broadly stable compared with 9M21, reflecting continued cost discipline.
Adjusted revenue
Adjusted revenue of $40.0bn was $4.1bn or 11% higher than in 9M21. The increase was driven by net interest income growth of $4.4bn following global interest rate rises, mainly in GPS in CMB and GBM, and Personal Banking in WPB. Global Foreign Exchange in GBM benefited from elevated market volatility, and there were strong sales in our insurance business in WPB, with the value of new business up by $0.3bn or 34%. In addition, insurance revenue included a $0.3bn gain following a pricing update for our policyholders‘ funds held on deposit with us in Hong Kong to reflect the cost to provide this service.
These increases in adjusted revenue were partly offset by unfavourable movements in market impacts in life insurance manufacturing in WPB of $1.4bn. Revenue was also lower in investment distribution, as muted customer sentiment led to reduced activity in equity markets, and Covid-19-related restrictions in Hong Kong in 1Q22 resulted in the temporary closure of parts of our branch network. In GBM, Capital Markets and Advisory revenue decreased reflecting a reduction in the global fee pool, and Principal Investments revenue fell due to lower revaluation gains relative to 9M21. In addition, Global Debt Markets revenue fell due to lower primary issuances and challenging market conditions.
Revenue relating to Markets Treasury decreased by $0.5bn due to lower net interest income from the impact of rising interest rates on our funding costs and flattening yield curves across all regions, as well as from lower disposal gains related to risk management activities. This revenue is allocated to our global businesses.
Adjusted ECL
Adjusted ECL were a net charge of $2.2bn, which reflected stage 3 charges of $1.2bn, including charges related to the commercial real estate sector in mainland China. The charge also included stage 1 and stage 2 allowances to reflect heightened economic uncertainty, inflation and rising interest rates, in part offset by the release of most of our remaining Covid-19-related allowances. The net ECL release of $1.2bn in 9M21 related to Covid-19 allowances previously built up in 2020.
Adjusted operating expenses
Adjusted operating expenses of $22.7bn were broadly stable compared with 9M21. Increases reflected our continued investment in technology of $0.7bn, including investments in our digital capabilities, inflation, and the impact of retranslating the prior year results of our operations in hyperinflationary economies at current year average rates of foreign exchange. These increases were broadly offset by the impact of our cost-saving initiatives of $1.7bn and a lower performance-related pay accrual of $0.3bn (including the impact of cost saves), which reflected the expected phasing of our profits for the year.
We remain on track for 2022 adjusted operating expenses to be broadly stable compared with 2021. Notwithstanding increasing inflationary pressures, we continue to maintain strict cost discipline and target 2023 adjusted cost growth of approximately 2%, compared with 2022 (on an IFRS 4 basis). During 9M22, the impact of foreign exchange rate movements resulted in a decrease in our operating expenses. Our adjusted operating expenses for 2021 were $32.1bn at the average rates of exchange for 2021. Based on the average rates of exchange for September 2022 year-to-date, our adjusted operating expenses retranslate to approximately $30bn.
The number of employees expressed in full-time equivalent staff (‘FTE’) at 30 September 2022 was 220,075, an increase of 378 compared with 31 December 2021. The number of contractors at 30 September 2022 was 6,755, an increase of 563, primarily as a result of our growth and transformation initiatives.
Adjusted share of profit from associates and JVs
Adjusted share of profit from associates and joint ventures of $2.0bn was 13% lower than in 9M21, primarily as 9M21 included a higher share of profit from BGF due to the recovery in asset valuations.

HSBC Holdings plc Earnings Release 3Q22	11

Earnings Release – 3Q22
Net interest margin

	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2022	2021	2022	2022	2021
	$m	$m	$m	$m	$m
Net interest income	23,032	19,708	8,581	7,454	6,610
Average interest-earning assets	2,212,185	2,195,384	2,170,599	2,207,731	2,207,960
	%	%	%	%	%
Gross interest yield[1]	2.15	1.64	2.68	2.03	1.62
Less: gross interest payable[1]	(0.92)	(0.54)	(1.36)	(0.83)	(0.53)
Net interest spread[2]	1.23	1.10	1.32	1.20	1.09
Net interest margin[3]	1.39	1.20	1.57	1.35	1.19
1    Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2    Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3    Net interest margin is net interest income expressed as an annualised percentage of AIEA.
Net interest margin (‘NIM‘) of 1.39% was 19 basis points (‘bps’) higher compared with 9M21, driven by higher market interest rates. The yield on AIEA increased by 51bps, partly offset by a 38bps rise in the funding cost of average interest-bearing liabilities. The increase in NIM in 3Q22 included the adverse impact of significant items and foreign currency translation differences. Excluding these, NIM increased by 20bps.
NIM was up 38bps compared with 3Q21, predominantly driven by improved asset yields as a result of higher interest rates.
In 2023, we now expect net interest income of at least $36bn (on an IFRS 4 basis), with the reduction from the at least $37bn guidance provided at our interim results reflecting the impact of sterling depreciation against the US dollar and a higher cost of funding in our trading book, with an associated benefit in non-net interest income. We continue to monitor the expected path of interest rates. Within net interest income, we expect an increase in the interest expense from the funding of our trading activities. However, this increase is expected to be mitigated by growth in trading income.
Results from insurance operations
IFRS 17 ‘Insurance Contracts‘ will be effective from 1 January 2023, with comparatives restated from 1 January 2022. The standard sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds, and applies retrospectively. The main changes arising from IFRS 17 are the removal of the present value of in-force long-term insurance business (‘PVIF’) asset in respect of unearned profits, the recognition of a contractual service margin (‘CSM’) liability, the measurement of insurance liabilities, and the redesignation of financial assets held to support insurance liabilities currently measured at amortised cost, to fair value under IFRS 9. All of these impacts will be subject to deferred tax.
The Group continues to make progress on the implementation of IFRS 17 with accounting policies, data and models in place, with the focus now on finalising the opening balance sheet and rehearsing our operational readiness. However, industry practice and interpretation of aspects of the standard are still evolving, and there remains uncertainty around the likely financial impact of its implementation. As previously guided, our preliminary management estimate of the impact of applying IFRS 17, compared with our current accounting policies for insurance contracts, is an approximate two-third reduction in total equity of our insurance operations at 1 January 2022. Work is ongoing to estimate the impact on the 2022 income statement, which will form the basis of comparative period results after adoption of the standard in 2023. It will also support an update to our previously communicated planning assumption of a reduction in profitability of approximately two-thirds, albeit within a range of expected outcomes and before the effect of market volatility in specific periods.
Planned sale of the retail banking business in France
On 25 November 2021, HSBC Continental Europe signed a framework agreement with Promontoria MMB SAS (‘My Money Group’) and its subsidiary Banque des Caraïbes SA, regarding the planned sale of HSBC Continental Europe’s retail banking business in France.
The sale, which is subject to regulatory approvals and the satisfaction of other relevant conditions, includes: HSBC Continental Europe’s French retail banking business; the Crédit Commercial de France (‘CCF’) brand; and HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement.
The sale is currently anticipated to complete in the second half of 2023. As a result, in accordance with IFRS 5, the disposal group was classified as held for sale on 30 September 2022, at which point the Group recognised the estimated impairment of $2.4bn, which included impairment of goodwill of $0.4bn and related transaction costs. The disposal group will be remeasured at the lower of carrying amount and fair value less costs to sell at each reporting period. Any remaining gains or losses not previously recognised, including from the recycling of foreign currency translation reserves and the reversal of any remaining deferred tax assets and liabilities, will be recognised on completion.
The deferred tax liability of $0.4bn that was previously recognised as a consequence of the temporary difference in tax and accounting treatment in respect of the provision for loss on disposal was reversed on classifying the disposal group as held for sale.
The impact of classifying the disposal group as held for sale resulted in a 0.3 percentage point reduction in the Group‘s CET1 ratio at 30 September 2022. This impact will be partly offset by the reduction in RWAs upon closing.
At 30 September 2022, total assets of $23.5bn, including $23.3bn of loans and advances to customers, and total liabilities of $25.5bn, including customer accounts of $20.9bn, were reclassified as held for sale.

12	HSBC Holdings plc Earnings Release 3Q22

Group profit before tax impact recognised on classification to held for sale
Nine months ended
30 Sep
2022
$m
Loss on disposal[1]	1,876
Goodwill impairment	425
PVIF impact	62
Total profit before tax impact	2,363
1    Includes the write-down of the disposal group to fair value less costs to sell, net of fair value gains and losses on financial liabilities designated at fair value held for sale and related derivatives.

Income statement of the disposal group held for sale
Nine months ended
30 Sep
2022
$bn
Revenue	0.3
ECL	—
Operating expenses	(0.2)
Profit before tax	0.1

Assets of the disposal group held for sale
At
30 Sep
2022
$bn
Cash and deposits at central banks	0.1
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	0.0
Loans and advances to customers	23.3
Prepayments, accrued income and other assets	0.1
Total assets	23.5

Liabilities of the disposal group held for sale
At
30 Sep
2022
$bn
Customer accounts	20.9
Financial liabilities designated at fair value	3.2
Debt securities in issue	1.2
Accruals, deferred income and other liabilities	0.2
Total liabilities	25.5

Net liabilities classified as held for sale	(2.1)
Expected cash contribution[1]	3.9
Disposal group post-cash contribution[2]	1.8
1    The contributions are reported within ‘Cash and balances at central banks‘ on the Group‘s consolidated balance sheet.
2    ‘Disposal group post-cash contribution‘ includes the net asset value of the transferring business of €1.6bn ($1.6bn) and $0.2bn of additional items to which a nil value is ascribed per the framework agreement.
Under the financial terms of the planned transaction, HSBC Continental Europe will transfer the business with a net asset value of €1.6bn ($1.6bn), subject to adjustment (upwards or downwards) in certain circumstances, for a consideration of €1. Any required increase to the net asset value of the business to achieve the net asset value of €1.6bn ($1.6bn) will be satisfied by the inclusion of additional cash. The value of cash contribution will be determined by the net asset or liability position of the disposal group at the point of completion. Based upon the net liabilities of the disposal group at 30 September 2022, HSBC would be expected to include a cash contribution of $3.9bn as part of the planned transaction.

HSBC Holdings plc Earnings Release 3Q22	13

Earnings Release – 3Q22

Summary consolidated balance sheet

	At
	30 Sep	30 Jun	31 Dec
	2022	2022	2021
	$m	$m	$m
Assets
Cash and balances at central banks	309,505	363,608	403,018
Trading assets	201,929	217,350	248,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	44,013	45,873	49,804
Derivatives	350,584	262,923	196,882
Loans and advances to banks	99,023	96,429	83,136
Loans and advances to customers	967,522	1,028,356	1,045,814
Reverse repurchase agreements – non-trading	281,696	244,451	241,648
Financial investments	413,874	430,796	446,274
Assets held for sale	24,901	3,989	3,411
Other assets	298,918	291,645	239,110
Total assets	2,991,965	2,985,420	2,957,939
Liabilities and equity
Liabilities
Deposits by banks	97,528	105,275	101,152
Customer accounts	1,567,267	1,651,301	1,710,574
Repurchase agreements – non-trading	122,962	129,707	126,670
Trading liabilities	82,830	80,569	84,904
Financial liabilities designated at fair value	119,041	126,006	145,502
Derivatives	340,622	251,469	191,064
Debt securities in issue	87,527	87,944	78,557
Liabilities under insurance contracts	110,647	113,130	112,745
Liabilities of disposal groups held for sale	28,840	3,907	9,005
Other liabilities	248,708	239,422	190,989
Total liabilities	2,805,972	2,788,730	2,751,162
Equity
Total shareholders’ equity	177,659	188,382	198,250
Non-controlling interests	8,334	8,308	8,527
Total equity	185,993	196,690	206,777
Total liabilities and equity	2,991,965	2,985,420	2,957,939

14	HSBC Holdings plc Earnings Release 3Q22

Balance sheet commentary
Balance sheet – 30 September 2022 compared with 30 June 2022
At 30 September 2022, our total assets of $3.0tn were $7bn higher on a reported basis and included adverse effects of foreign currency translation differences of $124bn. On a constant currency basis, total assets were $131bn higher, which included a rise in derivative assets, driven by mark-to-market movements on interest rate and foreign exchange swaps, mainly in the UK, and an increase in reverse repurchase agreements – non-trading.
Reported loans and advances to customers as a percentage of customer accounts was 61.7%, which was lower compared with 62.3% at 30 June 2022.
Loans and advances to customers
Reported loans and advances to customers of $1.0tn were $61bn lower, which included adverse effects of foreign currency translation differences of $43bn. On a constant currency basis, customer lending balances were $18bn lower due to the reclassification of $23bn of loans within our retail banking operation in France to held for sale, partly offset by mortgage growth and higher balances in GBM and CMB. The commentary that follows is on a constant currency basis.
Customer lending fell in WPB by $21bn to $432bn due to the reclassification of $23bn to held for sale and from a fall in Global Private Banking as clients deleveraged due to market volatility. These reductions were in part mitigated by higher mortgage balances in the UK (up $2bn) and Hong Kong (up $1bn). Customer lending also grew in North America and Latin America, notably in mortgages and unsecured lending.
In CMB, customer lending of $335bn was $1bn higher, as growth in the UK in term and trade lending was partly offset by reductions in Hong Kong, which reflected a more subdued performance in trade.
In GBM, lending of $201bn increased by $3bn, driven by higher overdrafts in the UK, as a seasonal reduction of loans and deposits for clients‘ half-year reporting at 30 June 2022 was reversed during 3Q22.
Customer accounts
Customer accounts of $1.6tn decreased by $84bn on a reported basis, which included adverse effects of foreign currency translation differences of $68bn. On a constant currency basis, customer accounts were $16bn lower due to the reclassification of $21bn to held for sale of our retail banking operations in France.
Customer accounts in WPB also fell by $9bn in Hong Kong, which included the impact of deposit outflows into investments, resulting in positive net new invested assets in Wealth. In addition, there was a migration from interest-bearing current accounts to term deposits in Hong Kong, as customers took advantage of preferable rates of interest on those accounts. These decreases were partly offset by increases in GBM of $10bn, as customers redeployed their commercial surplus to cash as interest rates rose, notably in Europe, and from a reversal of a seasonal reduction at 30 June 2022 for their half-year reporting.
Financial investments measured at fair value through other comprehensive income
As part of our interest rate hedging strategy, we hold a portfolio of financial investments measured at fair value through other comprehensive income (‘FVOCI’), which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity. At 30 September 2022, we held $271bn of these instruments.
The increase in term market yield curves in 3Q22 drove a pre-tax FVOCI loss of $1.1bn on hold-to-collect-and-sell positions, with a post-tax FVOCI loss of $0.9bn. In the 9M22 period, the pre-tax FVOCI loss was $7.4bn, with a post-tax loss of $5.8bn. Overall, the Group is positively exposed to rising interest rates through net interest income, although there is an impact on our capital base due to the fair value of hold-to-collect-and-sell instruments. These instruments are reported within ‘financial investments‘. There is an initial negative effect materialising through reserves, after which the net interest income of the Group is expected to result in a net benefit over time, provided policy rates follow market implied rates.
Over time, these adverse movements will unwind as the instruments reach maturity, although not all will necessarily be held to maturity.
It is currently estimated that it will take approximately four quarters for the benefit to Group net interest income to offset the adverse impact of the adverse revaluations recognised during 9M22, provided the composition of the portfolio were to remain static.
Risk-weighted assets – 30 September 2022 compared with 30 June 2022
Risk-weighted assets (‘RWAs’) fell by $23.4bn during the quarter. Excluding foreign currency translation differences, RWAs rose by $4.4bn, reflecting the following movements:
•a $9.6bn increase in asset size, primarily due to heightened market risk volatility, as well as from growth in loans in CMB and WPB in our main regions;
•a $3.2bn decrease due to changes to methodology and policy, predominantly from risk parameter refinements in our global businesses; and
•a $1.3bn decrease from the implementation of a new retail model in France.

HSBC Holdings plc Earnings Release 3Q22	15

Earnings Release – 3Q22

Global businesses
Wealth and Personal Banking – adjusted results

Management view of adjusted revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2022	2021	9M22 vs. 9M21		2022	2022	2021
	$m	$m	$m	%	$m	$m	$m
Wealth	6,014	6,850	(836)	(12)	1,901	2,152	2,088
– investment distribution	2,414	2,693	(279)	(10)	794	789	846
– Global Private Banking	1,470	1,346	124	9	525	472	441
net interest income	658	463	195	42	270	213	153
non-interest income	812	883	(71)	(8)	255	259	288
– life insurance manufacturing	1,287	1,950	(663)	(34)	277	635	513
– asset management	843	861	(18)	(2)	305	256	288
Personal Banking	10,919	8,693	2,226	26	4,262	3,369	2,824
– net interest income	9,937	7,704	2,233	29	3,933	3,048	2,494
– non-interest income	982	989	(7)	(1)	329	321	330
Other[1]	275	474	(199)	(42)	123	2	126
Net operating income[2]	17,208	16,017	1,191	7	6,286	5,523	5,038
RoTE excluding significant items (annualised) (%)	15.2	17.2
1    ‘Other’ includes Markets Treasury, HSBC Holdings interest expense and hyperinflation. It also includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product-specific income.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
9M22 compared with 9M21
Adjusted profit before tax of $5.4bn was $0.2bn or 3% lower than in 9M21, and included an adverse movement of $1.4bn in market impacts in life insurance manufacturing. There was also a net ECL charge in 9M22 of $0.9bn, compared with a release of $0.2bn in 9M21, as well as higher operating expenses. Despite the adverse movement in market impacts, adjusted revenue increased from rising interest rates.
Adjusted revenue of $17.2bn was $1.2bn or 7% higher. Growth in Personal Banking net interest income of $2.2bn from rising interest rates and balance sheet growth in the UK, Hong Kong, North America and Mexico was partly offset by lower revenue in life insurance manufacturing, despite strong insurance sales, due to a net adverse movement in market impacts of $1.4bn.
In Wealth, revenue of $6.0bn was down $0.8bn or 12%, notably from an adverse movement of $1.4bn in market impacts in life insurance manufacturing. However, our investments in Asia contributed to the delivery of net new invested assets of $91bn since 30 September 2021.
•Investment distribution revenue was $0.3bn or 10% lower, as muted customer sentiment led to lower activity in equity markets, which compared with a strong 9M21, and as Covid-19-related restrictions in Hong Kong in 1Q22 resulted in the temporary closure of parts of our branch network.
•Life insurance manufacturing revenue was $0.7bn or 34% lower due to a net adverse movement in market impacts of $1.4bn. In 9M22, an adverse movement of $1.1bn compared with favourable impacts of $0.3bn in 9M21, reflecting a weaker performance in equity markets. However, the value of new business written increased by $0.3bn or 34%, reflecting the launch of new products. In addition, there was a $0.3bn gain following a pricing update for our policyholders’ funds held on deposit with us in Hong Kong to reflect the cost to provide this service. We also recognised a $0.1bn provisional gain on the completion of our acquisition of AXA Singapore.
•Global Private Banking revenue was $0.1bn or 9% higher due to the positive impact of rising interest rates on net interest income. This increase was partly offset by a decline in brokerage and trading revenue, reflecting reduced client activity compared with a strong 9M21.
•Asset management revenue was $18m or 2% lower, as adverse market conditions led to valuation losses on our seed investment book. This was partly offset by growth in management fees from net new invested assets of $41bn in 9M22.
In Personal Banking, revenue of $10.9bn was up $2.2bn or 26%.
•Net interest income was $2.2bn or 29% higher due to the benefit of interest rate rises. This was supported by strong balance sheet growth in the UK, Asia, North America and Latin America. Compared with 9M21, deposit balances in HSBC UK increased by $9bn or 5%, and mortgage lending rose in the UK by $9bn and in Hong Kong by $4bn. In addition, unsecured lending increased in Mexico and the UK.
Adjusted ECL were a net charge of $0.9bn, reflecting a more normalised level of charges, including provisions relating to a deterioration in the forward economic outlook from heightened levels of uncertainty and inflationary pressures. This compared with a net release of $0.2bn in 9M21 from Covid-19-related allowances previously built up in 2020.
Adjusted operating expenses of $11.0bn were $0.2bn or 2% higher, mainly due to continued investments, notably in wealth in Asia, and the impact of higher inflation, which were partly offset by the benefits of our cost-saving initiatives and the Group-wide phasing of the performance-related pay accrual.
The reported results of our WPB business included an impairment of $2.4bn recognised following the reclassification of our retail banking business in France as held for sale on 30 September 2022. This impairment is excluded from our adjusted results. At 30 September 2022, related loans and advances to customers of $23.3bn and customer accounts of $20.9bn were reclassified as held for sale.

16	HSBC Holdings plc Earnings Release 3Q22

3Q22 compared with 3Q21
Adjusted profit before tax of $2.4bn was $0.6bn or 35% higher than in 3Q21. This was driven by a $1.2bn increase in adjusted revenue, reflecting the benefit of interest rate rises and balance sheet growth in the UK and Hong Kong. A reduction in Wealth revenue of $0.2bn was driven by a net adverse movement of $0.4bn in market impacts in life insurance manufacturing and a reduction in investment distribution, as muted customer sentiment led to lower activity in equity markets, although the value of new business in insurance increased by 22%. The increase in revenue was partly offset by higher adjusted ECL reflecting the deterioration in the forward economic outlook, compared with a net release in 3Q21 of Covid 19-related allowances. Adjusted operating expenses increased by $0.1bn or 3%, mainly due to continued investments in wealth in Asia and an increase of the performance-related pay accrual, which were partly offset by the benefits of our cost-saving initiatives.
Commercial Banking – adjusted results

Management view of adjusted revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2022	2021	9M22 vs. 9M21		2022	2022	2021
	$m	$m	$m	%	$m	$m	$m
Global Trade and Receivables Finance	1,596	1,358	238	18	518	519	462
Credit and Lending	4,378	4,226	152	4	1,407	1,427	1,392
Global Payments Solutions	4,268	2,492	1,776	71	1,899	1,304	823
GBM products, Insurance and Investments, and Other[1]	1,284	1,360	(76)	(6)	485	306	406
– of which: share of revenue from Markets and Securities Services and Banking products	911	751	160	21	303	284	247
Net operating income[2]	11,526	9,436	2,090	22	4,309	3,556	3,083
RoTE excluding significant items (annualised) (%)	13.7	11.6
1    Includes CMB‘s share of revenue from the sale of Markets and Securities Services and Banking products to CMB customers. GBM‘s share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of adjusted revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and hyperinflation.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
9M22 compared with 9M21
Adjusted profit before tax of $5.6bn was $0.7bn or 13% higher than in 9M21. This was driven by an increase in adjusted revenue across all CMB products and in all regions, notably in Asia and the UK, and included a 97% increase in Global Payments Solutions (‘GPS‘) net interest income. This was partly offset by a net ECL charge compared with a net release of ECL in 9M21. Adjusted operating expenses remained stable, as increased investment spend was mitigated by continued cost discipline.
Adjusted revenue of $11.5bn was $2.1bn or 22% higher:
•In GPS, revenue increased by $1.8bn or 71%, with double-digit percentage growth in all regions, particularly in Asia and the UK, driven by a 7% increase in average deposit balances at improved margins, reflecting interest rate rises and business repricing actions. There was also a 21% increase in fee income, with growth in all regions, as we delivered on our strategic fee initiatives.
•In Global Trade and Receivables Finance (‘GTRF‘), revenue increased by $0.2bn or 18%, with double-digit percentage growth in all regions, notably in Asia and the UK, driven by an increase in average balances, which rose by 22% compared with 9M21 at improved margins. In addition, fee income grew by 7% compared with 9M21.
•In Credit and Lending, revenue increased by $0.2bn or 4%, with growth in all regions, driven by wider margins and a 2% growth in average balances. Period end balances were 5% higher compared with 31 December 2021, with growth across all regions notably in Asia and North America. In addition, fee income grew by 2%.
•In GBM products, Insurance and Investments, and Other, revenue decreased by $0.1bn or 6%, reflecting the adverse effects of hyperinflation accounting in Turkey and Argentina, coupled with lower Markets Treasury and insurance revenue. This was partly offset by a 21% increase in collaboration revenue from GBM products, notably Foreign Exchange.
Adjusted ECL were a net charge of $1.0bn, compared with a net release of $0.5bn in 9M21. The charge in 9M22 mainly related to exposures in the commercial real estate sector in mainland China and a deterioration in the forward economic outlook from heightened levels of uncertainty and inflationary pressures. This compared with a larger net release in 9M21 of Covid-19-related allowances previously built up in 2020.
Adjusted operating expenses of $4.9bn remained stable. The continued investment in technology and the impact of higher inflation were mitigated by continued cost discipline on discretionary spend and through hiring efficiencies, as well as from the impact of our cost-saving initiatives and the Group-wide phasing of the performance-related pay accrual.
3Q22 compared with 3Q21
Adjusted profit before tax of $2.1bn was $0.3bn or 17% higher than in 3Q21, primarily due to an increase in adjusted revenue in GPS, driven by higher net interest income from the positive impact of interest rate rises. This was partly offset by an increase in adjusted ECL of $0.9bn, reflecting the effects of deterioration in the forward economic outlook from heightened levels of uncertainty and inflationary pressures, as well as from ongoing developments in the commercial real estate sector in mainland China. Adjusted operating expenses remained stable, as increased investment in technology and an increase of the performance-related pay accrual were mostly offset by the impact of our cost-saving initiatives and continued disciplined hiring.

HSBC Holdings plc Earnings Release 3Q22	17

Earnings Release – 3Q22
Global Banking and Markets – adjusted results

Management view of adjusted revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2022	2021	9M22 vs. 9M21		2022	2022	2021
	$m	$m	$m	%	$m	$m	$m
Markets and Securities Services	6,909	6,096	813	13	2,209	2,256	1,839
– Securities Services	1,498	1,366	132	10	525	468	480
– Global Debt Markets	548	836	(288)	(34)	112	219	153
– Global Foreign Exchange	3,280	2,334	946	41	1,065	1,109	716
– Equities	876	940	(64)	(7)	260	193	326
– Securities Financing	711	626	85	14	244	243	205
– Credit and funding valuation adjustments	(4)	(6)	2	33	3	24	(41)
Banking	5,224	4,704	520	11	1,825	1,699	1,542
– Global Trade and Receivables Finance	558	512	46	9	185	182	168
– Global Payments Solutions	2,024	1,286	738	57	859	624	430
– Credit and Lending	1,804	1,848	(44)	(2)	552	626	588
– Capital Markets and Advisory	622	898	(276)	(31)	179	148	312
– Other[1]	216	160	56	35	50	119	44
GBM Other	(469)	3	(472)	>(100)	(211)	(262)	(95)
– Principal Investments	60	320	(260)	(81)	(21)	21	86
– Other[2]	(529)	(317)	(212)	(67)	(190)	(283)	(181)
Net operating income[3]	11,664	10,803	861	8	3,823	3,693	3,286
RoTE excluding significant items (annualised) (%)	11.8	10.1
1    Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
2    Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and hyperinflation.
3    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
9M22 compared with 9M21
Adjusted profit before tax of $4.4bn was $0.1bn or 3% lower than in 9M21. Growth in adjusted revenue of $0.9bn or 8% was more than offset by a net ECL charge in 9M22 of $0.3bn, compared with a net release in 9M21 of $0.5bn, and from an increase of $0.1bn in adjusted operating expenses.
Adjusted revenue of $11.7bn was $0.9bn or 8% higher, reflecting a strong Markets and Securities Services performance driven by increased client activity and disciplined risk management, and growth in GPS net interest income from higher interest rates.
In Markets and Securities Services, revenue increased by $0.8bn or 13%.
•In Global Foreign Exchange, revenue growth of $0.9bn or 41% reflected increased client activity due to elevated market volatility and the combined macroeconomic impacts of rising inflation, increased interest rates and a strengthening of the US dollar, as well as from disciplined risk management.
•In Securities Services, revenue grew by $0.1bn or 10% from higher net interest income as global interest rates rose, partly offset by reduced fee income from lower market levels.
•In Securities Financing, revenue increased by $0.1bn or 14%, driven by client franchise growth and disciplined risk management.
•In Global Debt Markets, revenue fell by $0.3bn or 34%, reflecting lower primary issuances and challenging market conditions.
•In Equities, revenue fell by $0.1bn or 7% in the context of a strong 9M21, and as capital markets activity was subdued in 9M22.
In Banking, revenue increased by $0.5bn or 11%.
•In GPS, revenue increased by $0.7bn or 57%, driven by margin growth from the rising global interest rate environment and higher global average deposit balances. Fee income grew in all regions from continued delivery on our strategic initiatives.
•Capital Markets and Advisory revenue decreased by $0.3bn or 31%, in line with the reduced global fee pool.
In GBM Other, Principal Investments revenue declined by $0.3bn or 81%, as 9M22 included lower revaluation gains compared with 9M21. There was also a reduction in revenue from Markets Treasury and the impact of hyperinflationary accounting, which is allocated to the global businesses.
Adjusted ECL were a net charge of $0.3bn, reflecting a deterioration in the forward economic outlook due to the heightened levels of uncertainty and inflationary pressures. This compared with the net release of $0.5bn in 9M21 of Covid-19-related allowances previously built up in 2020.
Adjusted operating expenses of $6.9bn increased by $0.1bn or 2% from the impact of higher inflation and strategic investments, partly offset by the impact of our cost-saving initiatives and the Group-wide phasing of the performance-related pay accrual.
3Q22 compared with 3Q21
Adjusted profit before tax of $1.5bn was $0.2bn or 15% higher than in 3Q21. Adjusted revenue was $0.5bn or 16% higher, mainly from increased revenue in GPS and Global Foreign Exchange. GPS performance reflected the impact of rising interest rates, growth in deposit balances and higher fees through strategic initiatives. Global Foreign Exchange revenue increased from a strong trading performance and higher client activity. These increases were partly offset by a decrease in Capital Markets and Advisory revenue, reflecting reduced market activity, a fall in Principal Investments valuations and a lower allocation of revenue from Markets Treasury. Adjusted ECL were a net charge of $0.1bn in 3Q22, compared with a net release of $0.1bn in 3Q21. Adjusted operating expenses were $0.1bn or 5% higher, and included an increase in the performance-related pay accrual.

18	HSBC Holdings plc Earnings Release 3Q22

Corporate Centre – adjusted results

Management view of adjusted revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2022	2021	9M22 vs. 9M21		2022	2022	2021
	$m	$m	$m	%	$m	$m	$m
Central Treasury[1]	(76)	(89)	13	15	(48)	(32)	(35)
Legacy portfolios	(3)	(19)	16	84	(6)	23	(34)
Other[2]	(326)	(217)	(109)	(50)	(61)	(65)	(141)
Net operating income[3]	(405)	(325)	(80)	(25)	(115)	(74)	(210)
RoTE excluding significant items (annualised) (%)	4.6	5.4
1    Central Treasury comprises valuation differences on issued long-term debt and associated swaps.
2    Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 9M22 was $1,240m (9M21: $1,754m; 3Q22: $365m; 2Q22: $358m; 3Q21: $485m).
3    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
9M22 compared with 9M21
Adjusted profit before tax of $1.8bn was $0.2bn or 11% lower than in 9M21 due to a reduction in adjusted share of profit from associates and joint ventures, partly offset by lower operating expenses.
Adjusted negative revenue was $0.1bn or 25% lower, mainly due to transactional foreign currency-related valuation losses on hedges and revaluation losses on properties, compared with gains in 9M21.
Adjusted operating expenses decreased by $0.1bn, reflecting an increase in costs allocated to our global businesses.
Adjusted share of profit from associates and joint ventures of $2.0bn decreased by $0.3bn or 13%, primarily as 9M21 included a higher share of profit from BGF due to a recovery in asset valuations.
3Q22 compared with 3Q21
Adjusted profit before tax of $0.5bn was $0.1bn lower than in 3Q21. This was mainly driven by a decrease in the share of profit from associates and joint ventures, primarily from BGF due to the non-recurrence of prior year asset valuation gains, together with higher operating expenses. This was partly offset by higher adjusted revenue due to transactional foreign currency-related valuation gains on hedges and losses in 3Q21 related to the disposal of legacy portfolios in the US.

Notes
•    Income statement comparisons, unless stated otherwise, are between the nine-month period ended 30 September 2022 and the nine-month period ended 30 September 2021. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2022 and the corresponding balances at 30 June 2022.
•    The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with our significant accounting policies as described on pages 346 to 356 of our Form 20-F for the year ended 31 December 2021.

Dividends
•On 1 August 2022, the Directors approved an interim dividend for the 2022 half-year of $0.09 per ordinary share, which was paid on 29 September 2022 in cash. The sterling and Hong Kong dollar amounts of approximately £0.078821 and HK$0.706305 were calculated using the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 20 September 2022. On 1 August 2022, it was also announced that we intend to revert to paying quarterly dividends in 2023.

HSBC Holdings plc Earnings Release 3Q22	19

Earnings Release – 3Q22

Risk

Approach to risk management
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial. The framework fosters continual monitoring, promotes risk awareness and encourages sound operational and strategic decision making. It also supports a consistent approach to identifying, assessing, managing and reporting the risks we accept and incur in our activities. We continue to actively review and develop our risk management framework and enhance our approach to managing risk with clear accountabilities.
We operate a wide-ranging stress testing programme, which is a key part of our risk management and capital and liquidity planning. Stress testing provides management with key insights into the impacts of severely adverse events on the Group, and provides confidence to regulators on the Group’s financial stability.
We continue to develop our climate change capabilities and methodologies, and are currently executing an internal climate scenario analysis to identify challenges and opportunities to our net zero strategy, as well as to inform capital planning and risk appetite.
At 30 September 2022, our CET1 ratio decreased to 13.4%, from 13.6% at 30 June 2022, and our liquidity coverage ratio (‘LCR’) was 127%.

Geopolitical and macroeconomic risks
The Russia-Ukraine war has continued to elevate geopolitical instability and resulted in the use of significant sanctions and trade restrictions against Russia by the US, the UK and the EU, as well as other countries. To date these include sanctions against numerous Russian government officials and individuals with close ties to the Russian government, as well as Russian financial institutions and companies. They also include general restrictions on certain activities relating to Russia. Russia has implemented certain countermeasures in response.
The Russia-Ukraine war, alongside the economic impacts that continue to result from the Covid-19 pandemic, has increased commodity prices, with the resulting sharp increase in inflation creating further challenges for monetary authorities and our customers. Central banks both in developed and emerging markets have stepped up the pace of monetary policy tightening in 2022 in an attempt to help ease inflationary pressures. It is presently unclear whether inflation will abate in the coming months as the ongoing Russia-Ukraine war is likely to keep energy and food prices at high levels. Central banks are set to continue to tighten monetary policy as they have done through 2022. Alongside China’s Covid-19 policies and uncertainty in its real estate sector, this could lead to a significant economic slowdown and potential recession in some parts of the global economy.
Fiscal deficits are likely to increase in both developed and emerging markets as substantial public spending is rolled out to help the private sector manage rising prices, against a backdrop of higher interest rates. This could increase the strains on highly leveraged sovereigns, corporates and households. While the average maturity of sovereign debt in developed markets has lengthened, rising interest rates could reduce the affordability of debt and may eventually bring into question its sustainability in some countries. Among emerging markets, those that need to refinance maturing US dollar-denominated debt in the context of a strengthening dollar may face increasing difficulties. Our businesses also continue to consider the wider conduct implications of the increasing cost of living. We are engaging closely with our key regulators to ensure we continue to meet their expectations of financial institutions’ activities within volatile markets.
Following the fiscal statement of 23 September 2022 by the UK government of large spending commitments, there was a fall in the value of sterling and a sharp rise in the yields of UK government securities, known as gilts. This prompted the Bank of England to reverse its plan to begin selling its gilt holdings from September, and ultimately for the UK government to reverse most of the previously announced fiscal measures. While these measures helped to stabilise markets for the time being, market perceptions of UK macroeconomic policy may remain unsettled, given the uncertain political and economic outlook and the likely impact of energy price increases in 2023.
Higher inflationary and interest rate expectations around the world – and the resulting economic uncertainty – are having an impact on ECL. In line with existing practice we have continued to carry out enhanced monitoring of model outputs and the use of model overlays, including management adjustments based on the expert judgement of senior credit risk managers to reflect current market and interest rate conditions where they have not been incorporated in the underlying macroeconomic scenarios. Inflation and rising interest rates have been considered both directly in certain models, and assessed via adjustments where not directly considered. Management adjustments have been made to our calculations of ECL to address the market uncertainty that followed the UK government fiscal statement on 23 September. While many of the government programmes implemented during the Covid-19 pandemic to support businesses and individuals have largely ceased, this has impacted the level of credit losses, which in turn may have impacted the longer-term reliability of loss and capital models.
The US, the UK, the EU, Canada and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies, and may continue to impose further measures. In response to foreign sanctions and trade restrictions, China imposed sanctions and trade restrictions, and enacted laws that could impact the Group and its customers. Further sanctions and counter-sanctions, whether in connection with Russia or China, may affect the Group and its customers by creating regulatory, reputational and market risks.
Negotiations between the UK and the EU over the operation of the Northern Ireland Protocol are continuing and appear set to intensify in the coming months. While there are signs that differences may be diminishing, it remains the case that failure to reach agreement could have implications for the future operation of the EU-UK Trade and Cooperation Agreement.
In August 2022, the US Inflation Reduction Act introduced a minimum tax of 15% with effect from 1 January 2023. This is expected to accelerate the timing of US federal tax payments, and result in an estimated additional $900m of tax becoming payable by HSBC within the next 10 years. In addition, potential changes to tax legislation and tax rates in the countries and territories in which we operate could increase our effective tax rate in the future.
We continue to monitor, and seek to manage, the potential implications of all the above developments on our customers and our business.

20	HSBC Holdings plc Earnings Release 3Q22

Risks related to Covid-19
While the impact of the Covid-19 pandemic on the global economy has largely abated in most markets, it continues to disrupt economic activity in mainland China where stringent health polices continue to remain in place. These have adversely impacted China’s economy, Asia tourism and global supply chains. A full return to pre-pandemic levels of social interaction across all our key markets remains unlikely in the short to medium term.
We continue to monitor the situation closely and, given the remaining uncertainties related to the post-pandemic landscape, additional mitigating actions may be required.

Climate risk
The pace of regulatory developments focusing on climate risk management, disclosures, and stress testing and scenario analysis has continued to increase through the year. Geopolitical tensions continue to drive high commodity and energy prices, causing macroeconomic volatility and uncertainty for the pace of the energy transition. While this may affect the near-term climate transition path for HSBC and our customers, we remain committed to our climate ambition to align our own operations and supply chain to net zero by 2030, and the financed emissions from our portfolio of customers to net zero by 2050.
During 2022, we continued to develop our climate risk management capabilities across our key risk areas through our dedicated climate risk programme. We have further enhanced our risk appetite and metrics, and made enhancements to our product governance process to include climate risk considerations. We also continue to incorporate findings from regulatory stress tests into our internal climate scenario analysis and our key risk management activities.

Ibor transition
The publication of sterling, Swiss franc, euro and Japanese yen Libor interest rate benchmarks, as well as Euro Overnight Index Average (‘Eonia’), ceased from the end of 2021. Our interbank offered rate (‘Ibor’) transition programme – which is tasked with the development of new near risk-free rate (‘RFR’) products and the transition of legacy Ibor products – has supported the transition of the majority of the remaining contracts in these benchmarks to RFRs, or alternative reference rates, with a limited number of contracts remaining.
During the first nine months of 2022, we continued to develop processes, technology and RFR product capabilities throughout the Group, particularly in entities that have US dollar Libor contracts that require transition. Additionally, we implemented controls to help ensure we do not undertake any new US dollar Libor contracts outside of agreed-upon exemptions, and are monitoring new trade activity to control the associated risks. We have begun to engage with our clients to support them through the transition of their US dollar Libor and other demising Ibor contracts, with progress made on the transition of trade, hedging and lending facilities.
We continue to actively engage in market and industry discussions around the transition of US dollar Libor and other demising Ibors, and are prepared for the impacts related to the upcoming cessation of one-month and six-month ‘synthetic’ sterling tenors and Japanese yen Libor.
We continue to be exposed to risks associated with Ibor transition. These key risks remain unchanged and include regulatory compliance risk, resilience risk, financial reporting risk, legal risk, model risk and market risk. We have implemented mitigating controls, where required, and continue to actively manage and monitor these risks.

Credit risk
Summary of credit risk
At 30 September 2022, gross loans and advances to customers and banks of $1,077bn decreased by $63.3bn, including adverse foreign exchange movements of $98.6bn, compared with 31 December 2021. They were $58.6bn lower compared with 30 June 2022, including adverse foreign exchange movements of $46.9bn.
The commentary that follows compares our summary of credit risk at 30 September 2022 with 31 December 2021.
Excluding foreign exchange movements, growth was driven by a $22.6bn increase in wholesale loans and advances to customers and a $22.1bn increase in loans and advances to banks, partly offset by a $9.4bn decrease in personal loans and advances to customers.
The underlying increase in wholesale loans and advances to customers was driven mainly in the UK (up $8.0bn), the US (up $4.2bn), Canada (up $4.1bn), India (up $2.7bn), mainland China (up $1.9bn), Australia (up $1.9bn), Japan (up $1.5bn) and South Korea (up $1.3bn), partly offset by Hong Kong (down $6.8bn).
The underlying decrease in personal loans and advances to customers was driven mainly by decreases in France (down $21.3bn) and Switzerland (down $1.8bn), partly offset by the UK (up $7.4bn), Australia (up $1.7bn), Hong Kong (up $1.5bn), Mexico (up $1.1bn) and Canada (up $0.9bn). The decrease in France was mainly due to our retail banking business being classified as assets held for sale.
At 30 September 2022, the allowance for ECL of $11.4bn decreased by $0.8bn compared with 31 December 2021, including favourable foreign exchange movements of $1.0bn. The $11.4bn allowance comprised $10.8bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.2bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
Excluding foreign exchange movements, the allowance for ECL in relation to loans and advances to customers decreased marginally from 31 December 2021. This was attributable to broadly unchanged allowances for ECL in wholesale and personal loans and advances to customers. In wholesale lending, a $0.1bn increase driven by stage 1 and stage 2 allowances was offset by a $0.1bn decrease in stage 3 and purchased or originated credit impaired (‘POCI‘) allowances, while in personal lending a $0.3bn decrease driven by stage 3 allowances was offset by a $0.3bn increase in stage 1 and stage 2 allowances.
The ECL charge for the first nine months of 2022 was $2.2bn, inclusive of recoveries. This was driven by higher ECL charges related to increasing inflationary pressures, rising interest rates, Chinese commercial real estate exposures and economic uncertainty, partly offset by a release in Covid-19-related allowances at the beginning of the year.
The ECL charge comprised: $1.3bn in respect of wholesale lending, of which the stage 3 and POCI charge was $0.8bn; $0.8bn in respect of personal lending, of which the stage 3 charge was $0.4bn; and $0.1bn in respect of debt instruments measured at FVOCI.

HSBC Holdings plc Earnings Release 3Q22	21

Earnings Release – 3Q22

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 30 Sep 2022		At 31 Dec 2021
	Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	977,955	(10,433)	1,057,231	(11,417)
Loans and advances to banks at amortised cost	99,086	(63)	83,153	(17)
Other financial assets measured at amortised cost	955,732	(318)	880,351	(193)
– cash and balances at central banks	309,509	(4)	403,022	(4)
– items in the course of collection from other banks	4,501	—	4,136	—
– Hong Kong Government certificates of indebtedness	43,222	—	42,578	—
– reverse repurchase agreements – non-trading	281,696	—	241,648	—
– financial investments	140,932	(81)	97,364	(62)
– assets held for sale[2]	26,858	(156)	2,859	(43)
– other assets[3]	149,014	(77)	88,744	(84)
Total gross carrying amount on-balance sheet	2,032,773	(10,814)	2,020,735	(11,627)
Loan and other credit-related commitments	588,851	(365)	627,637	(379)
Financial guarantees	17,331	(47)	27,795	(62)
Total nominal amount off-balance sheet[4]	606,182	(412)	655,432	(441)
	2,638,955	(11,226)	2,676,167	(12,068)

	Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	271,397	(153)	347,203	(96)
1    The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    Includes $23,493m gross carrying amounts and $89m allowances for ECL related to the planned sale of HSBC Continental Europe’s retail banking business in France (31 December 2021: $nil), and $3,139m gross carrying amounts and $65m allowances for ECL related to assets held for sale in Greece and Russia. At 31 December 2021, $2,424m gross carrying amounts and $39m allowances for ECL were related to assets held for sale due to the exit of domestic mass market retail banking in the US.
3    Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Other assets’ as presented within the summary consolidated balance sheet on page 14 comprises both financial and non-financial assets, including cash collateral and settlement accounts.
4    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5    Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 30 September 2022
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	824,203	136,361	17,279	112	977,955	(1,189)	(3,320)	(5,888)	(36)	(10,433)	0.1	2.4	34.1	32.1	1.1
Loans and advances to banks at amortised cost	97,203	1,809	74	—	99,086	(14)	(30)	(19)	—	(63)	—	1.7	25.7	—	0.1
Other financial assets measured at amortised cost	947,317	7,903	466	46	955,732	(86)	(77)	(149)	(6)	(318)	—	1.0	32.0	13.0	—
Loan and other credit-related commitments	558,091	29,508	1,252	—	588,851	(121)	(178)	(66)	—	(365)	—	0.6	5.3	—	0.1
Financial guarantees	14,739	2,437	155	—	17,331	(5)	(23)	(19)	—	(47)	—	0.9	12.3	—	0.3
At 30 Sep 2022	2,441,553	178,018	19,226	158	2,638,955	(1,415)	(3,628)	(6,141)	(42)	(11,226)	0.1	2.0	31.9	26.6	0.4
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).

22	HSBC Holdings plc Earnings Release 3Q22

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 December 2021
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	918,936	119,224	18,797	274	1,057,231	(1,367)	(3,119)	(6,867)	(64)	(11,417)	0.1	2.6	36.5	23.4	1.1
Loans and advances to banks at amortised cost	81,636	1,517	—	—	83,153	(14)	(3)	—	—	(17)	—	0.2	—	—	—
Other financial assets measured at amortised cost	875,016	4,988	304	43	880,351	(91)	(54)	(42)	(6)	(193)	—	1.1	13.8	14.0	—
Loan and other credit-related commitments	594,473	32,389	775	—	627,637	(165)	(174)	(40)	—	(379)	—	0.5	5.2	—	0.1
Financial guarantees	24,932	2,638	225	—	27,795	(11)	(30)	(21)	—	(62)	—	1.1	9.3	—	0.2
At 31 Dec 2021	2,494,993	160,756	20,101	317	2,676,167	(1,648)	(3,380)	(6,970)	(70)	(12,068)	0.1	2.1	34.7	22.1	0.5
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).
Measurement uncertainty and sensitivity analysis of ECL estimates
At 30 September 2022, ECL estimates continued to be subject to a high degree of uncertainty in relation to economic scenarios. A combination of macroeconomic uncertainty and lower GDP growth, including as a result of a global supply chain crisis, rising interest rates and increasing inflationary pressures, have resulted in a cautious selection of economic scenarios and their weightings.
Economic uncertainty is particularly acute in the UK due to variability of energy price risk and fiscal policy decisions that led to market volatility, while economic forecasts in mainland China and Hong Kong further deteriorated as public health policies and a housing market slowdown weighed on growth.
As a result, additional stage 1 and stage 2 ECL allowances were recorded, including management judgements that were applied to incorporate the effects of heightened levels of macroeconomic and geopolitical uncertainty worldwide over our modelled estimates and to continue to reflect a degree of caution.
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability-weight the results to determine an unbiased ECL estimate. Management judgemental adjustments are used to address late-breaking events, data and model limitations, model deficiencies and expert credit judgements.
Methodology
At 30 September 2022, four economic scenarios were used to capture the uncertain nature of the economic environment and to articulate management’s view of the range of potential outcomes.
In both 1Q22 and 2Q22, a fifth scenario was deployed for the purposes of capturing downside growth and inflation risks. These scenarios were not used in 3Q22 and have been retired. In 3Q22, the update to the Central scenario forecast, for both inflation and interest rates, is consistent with the crystallisation of those risks into baseline expectations. More extreme outcomes are covered by the standard scenarios used in forward economic guidance.
Of those four scenarios, three are drawn from consensus forecasts and distributional estimates. The fourth scenario, the Downside 2, represents management’s view of severe downside risks. Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC, with reference to external forecasts specifically for the purpose of calculating ECL.
Economic forecasts are subject to a high degree of uncertainty in the current environment. The global economy continues to be buffeted by high inflation, energy price fluctuations and adherence to stringent pandemic-related public health policies in Asia. Rapid changes to monetary and fiscal policy make conditions for estimating future economic outcomes challenging.
Global economic growth is slowing and economic forecasts in the third quarter deteriorated in most markets. In North America and Europe, higher energy and food prices have pushed inflation forecasts higher, while the consequential squeeze on household disposable income has resulted in lower growth forecasts. In Asia, adherence to a stringent pandemic-related public health policy response has caused GDP growth expectations to be cut. Growth also faces an increasing headwind from a global tightening of interest rates. Higher inflation has shifted interest rate expectations substantially higher. The implications for interest rate-sensitive sectors have been negative, and house price forecasts in particular have been lowered.
Key sources of ongoing uncertainty include energy prices, inflation and the outlook for monetary policy. In addition, Europe faces an energy supply squeeze that risks further price volatility and rationing. In Asia, management of Covid-19 remains a key source of uncertainty. Geopolitical risks also present downside threats. These risks include a prolonged and escalating Russia-Ukraine war, continued differences between the US and China over a range of strategic issues and the evolution of the UK’s relationship with the EU.
The four global scenarios used for calculating ECL at 30 September 2022 are the consensus Central scenario, the consensus Upside scenario, the consensus Downside scenario and the Downside 2 scenario.
•The consensus Central scenario: This scenario features an initial period of below-trend GDP growth in most markets as inflation and tighter monetary policy cause a squeeze on business margins and households’ real disposable income. Growth returns to its long-term expected trend in later years as central banks bring growth back to target.
•The consensus Upside scenario: This scenario features stronger economic activity in the near term, compared with the consensus Central scenario. In this scenario, growth accelerates, unemployment falls further and equity markets and house prices see stronger gains than in the Central scenario.

HSBC Holdings plc Earnings Release 3Q22	23

Earnings Release – 3Q22
•The consensus Downside scenario: This scenario features weaker economic activity compared with the Central scenario, driven by a temporary demand shock that causes a moderate global recession. In this scenario, GDP contracts, unemployment rises, and equity markets and house prices fall. This scenario is structured so that inflation and commodity prices fall, before gradually recovering towards their long-run expected trends.
•The Downside 2 scenario: This scenario reflects management’s view of the tail end of the economic distribution. It incorporates the simultaneous crystallisation of a number of risks that drive inflation and interest rates substantially higher than in the Central scenario. The narrative features an escalation of the Russia-Ukraine war, worsening of supply chain disruptions and the emergence of a vaccine-resistant Covid-19 strain, which cause a deep global recession with a rapid increase in unemployment and sharp falls in asset prices.
Both the consensus Downside and the Downside 2 scenarios are global in nature, and while they differ in severity, they assume that the key risks to HSBC, listed above, crystallise simultaneously.
The range of macroeconomic projections across the various scenarios is shown in the table below:

Macroeconomic projections in key markets
	Central scenario				Consensus Upside scenario			Consensus Downside scenario			Downside 2 scenario
	Five-year average	2022	2023	2024	Five-year average	Best outcome		Five-year average	Worst outcome		Five-year average	Worst outcome
Hong Kong
GDP growth rate (%)	2.9	0.1	3.6	2.7	4.4	9.9	(1Q23)	1.2	(3.4)	(4Q23)	0.5	(10.9)	(3Q23)
Unemployment rate (%)	3.5	4.5	3.8	3.5	3.2	2.8	(3Q24)	4.3	5.6	(2Q23)	5.2	6.0	(2Q23)
House price growth (%)	0.7	(2.4)	(1.8)	(0.3)	2.5	4.9	(2Q23)	(1.5)	(9.4)	(4Q23)	(4.6)	(13.9)	(4Q23)
Inflation rate (%)	2.1	2.2	2.2	2.1	2.7	3.0	(4Q22)	1.1	(1.1)	(2Q24)	0.0	(1.3)	(3Q24)
Probability (%)	55				5			35			5
Mainland China
GDP growth rate (%)	4.8	3.6	5.2	4.9	6.2	12.8	(2Q23)	3.5	0.4	(4Q23)	2.3	(5.6)	(3Q23)
Unemployment rate (%)	3.9	4.0	3.9	3.9	3.8	3.7	(4Q23)	4.1	4.5	(2Q23)	5.1	5.6	(3Q24)
House price growth (%)	3.5	(1.3)	2.1	3.7	4.7	8.0	(4Q23)	2.3	(3.5)	(1Q23)	(0.9)	(17.1)	(3Q23)
Inflation rate (%)	2.3	2.3	2.5	2.3	2.8	2.8	(3Q24)	1.4	(1.0)	(3Q24)	2.3	1.4	(3Q24)
Probability (%)	55				5			35			5
UK
GDP growth rate (%)	1.2	3.4	(0.2)	1.3	2.0	3.4	(3Q24)	0.3	(2.1)	(3Q23)	0.0	(7.7)	(3Q23)
Unemployment rate (%)	4.2	3.9	4.3	4.2	3.8	3.3	(3Q24)	6.3	7.0	(1Q24)	7.1	8.5	(2Q24)
House price growth (%)	2.6	9.1	1.2	1.8	3.8	6.2	(4Q22)	0.4	(6.4)	(4Q23)	(2.8)	(18.3)	(4Q23)
Inflation rate (%)	3.7	9.3	8.2	2.2	5.4	5.4	(1Q24)	3.4	(0.4)	(3Q24)	3.4	(2.9)	(1Q24)
Probability (%)	55				5			30			10
US
GDP growth rate (%)	1.5	1.7	0.7	1.6	2.5	3.8	(3Q23)	0.4	(3.1)	(3Q23)	0.5	(5.1)	(3Q23)
Unemployment rate (%)	3.9	3.7	4.0	4.0	3.5	3.1	(4Q22)	4.5	5.6	(3Q23)	7.6	9.0	(3Q24)
House price growth (%)	4.2	16.8	5.4	2.9	5.0	15.2	(4Q22)	3.1	(2.3)	(4Q23)	1.8	(13.7)	(3Q23)
Inflation rate (%)	2.8	7.9	3.8	2.3	4.0	4.1	(3Q24)	2.0	0.0	(1Q24)	2.6	1.2	(3Q24)
Probability (%)	65				5			20			10
Note: The ‘worst’ or the ‘best’ outcome refers to the quarter that is either the trough or peak in the respective variable, in the first two years of the scenario. This applies to inflation, where higher inflation is interpreted as the ‘worst’ outcome and lower inflation as the ‘best’.

At 30 September 2022, the consensus Upside and Central scenarios for mainland China had a combined weighting of 60% (30 June 2022: 60%). In Hong Kong, the combined weighting of the consensus Upside and Central scenarios was 60% (30 June 2022: 60%). For the UK, the combined weighting of the consensus Upside and Central scenarios was 60% (30 June 2022: 60%), and in the US the combined weighting for the consensus Upside and Central scenarios was 70% (30 June 2022: 65%).
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically increases or decreases to the ECL at either a customer, segment or portfolio level to account for late-breaking events, model deficiencies and other assessments applied during management review and challenge.
Management judgemental adjustments are reviewed under the governance process for IFRS 9 (as detailed in the section ‘Credit risk management’ on page 173 of the Form 20-F for the year ended 31 December 2021).
We have internal governance in place to monitor management judgemental adjustments regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
Management judgemental adjustments decreased by $0.5bn compared with 31 December 2021. Adjustments related to the Covid-19 pandemic were reduced, while adjustments for uncertainty related to potential low economic growth, high inflation and interest rates, and broader macroeconomic and geopolitical risks increased. For the UK, management made a $0.1bn adjustment to the wholesale portfolio and a $0.1bn adjustment to the retail portfolio to reflect uncertainty around interest rates, and the wider economy following the UK government fiscal statement on 23 September 2022 as the effects were not incorporated in the macroeconomic scenarios.

24	HSBC Holdings plc Earnings Release 3Q22

Management judgemental adjustments made in estimating the reported ECL at 30 September 2022 are set out in the following table. It shows the adjustments applicable to the scenario-weighted ECL numbers.

Management judgemental adjustments to ECL at 30 September 2022[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Banks, sovereigns, government entities and low-risk counterparties	(0.1)	—	(0.1)
Corporate lending adjustments		0.8	0.8
Retail lending inflation-related adjustments	0.1		0.1
Other macroeconomic-related adjustments	0.2		0.2
Pandemic-related economic recovery adjustments			—
Other retail lending adjustments	0.1		0.1
Total	0.4	0.8	1.2

Management judgemental adjustments to ECL at 31 December 2021[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Banks, sovereigns, government entities and low-risk counterparties		(0.1)	(0.1)
Corporate lending adjustments		1.3	1.3
Retail lending inflation-related adjustments
Other macroeconomic-related adjustments			—
Pandemic-related economic recovery adjustments	0.2		0.2
Other retail lending adjustments	0.3		0.3
Total	0.5	1.2	1.7
1    Management judgemental adjustments presented in the table reflect increases or (decreases) to ECL, respectively.
In the wholesale portfolio, management judgemental adjustments were an ECL increase of $0.8bn at 30 September 2022 (31 December 2021: $1.2bn increase).
•Adjustments to corporate exposures increased ECL by $0.8bn at 30 September 2022 (31 December 2021: $1.3bn increase). These principally reflected the outcomes of management judgements for high-risk and vulnerable sectors in some of our key markets, supported by credit experts’ input, portfolio risk metrics and quantitative analyses. The highest increase was observed in the real estate sector, including material adjustments to reflect the uncertainty of the higher risk Chinese commercial real estate exposures, booked in Hong Kong, and recent downgrades of key unsecured exposures. Adjustments reduced $0.5bn since 31 December 2021 as modelled ECL was considered to more adequately reflect the risks present at 30 September 2022.
In the retail portfolio, management judgemental adjustments were an ECL increase of $0.4bn at 30 September 2022 (31 December 2021: $0.5bn increase).
•Retail lending inflation-related adjustments increased ECL by $0.1bn (31 December 2021: $0.0bn). These adjustments addressed where country-specific inflation risks were not fully captured by the modelled output, most notably in the UK.
•Other macroeconomic-related adjustments increased ECL by $0.2bn (31 December 2021: $0.0bn). These adjustments were primarily in relation to country-specific risks related to macroeconomic conditions. These adjustments included accounting for the elevated uncertainty that followed the UK government’s fiscal announcements around taxes and energy bills support, which were not fully captured in the scenarios.
•Pandemic-related economic recovery adjustments continued to reduce and were made only for markets in Asia where there remain concerns regarding Covid-19.
•Other retail lending adjustments increased ECL by $0.1bn (31 December 2021: $0.3bn), reflecting those customers who remain in or have recently exited customer support programmes, and all other data and model adjustments.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans in stages 1 and 2 at the balance sheet date. The population of stage 3 loans (in default) at the balance sheet date is unchanged in these sensitivity calculations. Stage 3 ECL would only be sensitive to changes in forecasts of future economic conditions if the loss-given default of a particular portfolio was sensitive to these changes.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL for financial instruments related to defaulted obligors because the measurement of ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios. Therefore, it is impracticable to separate the effect of macroeconomic factors in individual assessments.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.

HSBC Holdings plc Earnings Release 3Q22	25

Earnings Release – 3Q22
Group ECL sensitivity results
The ECL impact of the scenarios and judgemental management adjustments are highly sensitive to movements in economic forecasts. If the Group ECL balance (excluding wholesale stage 3, which is assessed individually) was estimated solely on the basis of the consensus Central scenario, consensus Upside scenario, consensus Downside scenario or the Downside 2 scenario at 30 September 2022, it would increase/(decrease) as presented in the below sensitivity table.

	Retail[1]	Wholesale[2]
Total Group ECL at 30 September 2022	$bn	$bn
Reported ECL	2.8	3.1
Scenarios
100% consensus Central scenario	(0.3)	(0.7)
100% consensus Upside scenario	(0.5)	(1.2)
100% consensus Downside scenario	0.1	0.7
100% Downside 2 scenario	1.1	5.5

	Retail[1]	Wholesale[2]
Total Group ECL at 31 December 2021	$bn	$bn
Reported ECL	3.0	3.1
Scenarios
100% consensus Central scenario	(0.2)	(0.6)
100% consensus Upside scenario	(0.5)	(1.2)
100% consensus Downside scenario	0.2	0.6
100% Downside 2 scenario	2.0	5.5
1    ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2    Includes low credit-risk financial instruments, such as debt instruments at FVOCI, which have high carrying values but low ECL under all the scenarios.
At 30 September 2022, the Group reported a modest decrease in reported ECL for the retail portfolio compared with 31 December 2021, while reported ECL remained broadly flat for the wholesale portfolio. The 100% weighted ECL across the consensus scenarios also reflected immaterial changes for both retail and wholesale portfolios. The Downside 2 scenario impact was lower in retail, primarily due to model refinements in certain markets.
Personal lending

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By geography
Europe	153,894	12,900	1,195	167,989	(141)	(657)	(259)	(1,057)
– of which: UK	143,613	12,791	960	157,364	(121)	(651)	(216)	(988)
Asia	182,218	8,842	1,159	192,219	(136)	(327)	(190)	(653)
– of which: Hong Kong	126,204	5,236	218	131,658	(56)	(223)	(40)	(319)
MENA	5,485	235	137	5,857	(30)	(43)	(70)	(143)
North America	42,192	2,606	516	45,314	(30)	(95)	(82)	(207)
Latin America	9,946	735	345	11,026	(267)	(275)	(166)	(708)
At 30 Sep 2022	393,735	25,318	3,352	422,405	(604)	(1,397)	(767)	(2,768)

By geography
Europe	212,284	5,639	2,148	220,071	(199)	(499)	(637)	(1,335)
– of which: UK	176,547	4,668	1,488	182,703	(167)	(480)	(399)	(1,046)
Asia	187,391	7,796	1,303	196,490	(158)	(381)	(226)	(765)
– of which: Hong Kong	125,854	4,959	202	131,015	(65)	(231)	(43)	(339)
MENA	4,965	252	202	5,419	(38)	(40)	(94)	(172)
North America	43,489	2,126	1,005	46,620	(43)	(67)	(118)	(228)
Latin America	8,827	626	284	9,737	(220)	(232)	(151)	(603)
At 31 Dec 2021	456,956	16,439	4,942	478,337	(658)	(1,219)	(1,226)	(3,103)

At 30 September 2022, the stage 2 personal lending balances in the UK of $12.8bn increased by $8.1bn compared with 31 December 2021. This increase is largely explained by a management adjustment in the mortgage portfolio designed to reflect UK interest rate forecast and inflation risk in certain segments of our customer base that may be more susceptible to these pressures. While no increase in stress has emerged among this customer group, mortgage carrying amounts and related allowances for ECL have been classified as stage 2 as a recognition of the higher perceived risk to inflationary and interest rate pressures that may occur. The impact on ECL is driven by a combination of an uplift in probability of default (‘PD‘) applied, and the change from 12-month ECL to lifetime ECL due to the stage transfer. However, the PD applied for these segments is significantly better than the preceding portfolio and therefore there is no material impact in ECL. We will continue to monitor the impact of inflation and interest rates; and update the management judgemental adjustments as these impacts abate or translate into changes in customer behaviour and performance.

26	HSBC Holdings plc Earnings Release 3Q22

Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
By geography
Europe	138,833	32,694	6,175	26	177,728	(279)	(574)	(1,385)	(2)	(2,240)
– of which: UK	98,952	21,587	4,757	25	125,321	(221)	(438)	(829)	(1)	(1,489)
Asia	290,365	60,361	5,192	68	355,986	(209)	(986)	(2,520)	(22)	(3,737)
– of which: Hong Kong	164,479	35,894	3,633	40	204,046	(106)	(774)	(1,490)	(22)	(2,392)
MENA	28,603	3,445	1,597	18	33,663	(16)	(60)	(885)	(12)	(973)
North America	56,997	13,259	549	—	70,805	(40)	(269)	(117)	—	(426)
Latin America	12,873	3,093	488	—	16,454	(55)	(64)	(233)	—	(352)
At 30 Sep 2022	527,671	112,852	14,001	112	654,636	(599)	(1,953)	(5,140)	(36)	(7,728)

By geography
Europe	154,575	31,871	6,741	30	193,217	(356)	(654)	(1,806)	(9)	(2,825)
– of which: UK	101,029	24,461	5,126	28	130,644	(306)	(518)	(1,060)	(6)	(1,890)
Asia	297,423	53,993	3,997	199	355,612	(182)	(830)	(2,299)	(43)	(3,354)
– of which: Hong Kong	165,437	30,305	1,990	159	197,891	(85)	(650)	(836)	(21)	(1,592)
MENA	26,135	5,295	1,682	22	33,134	(62)	(108)	(1,028)	(11)	(1,209)
North America	53,513	10,397	652	—	64,562	(57)	(215)	(169)	—	(441)
Latin America	11,970	2,746	783	23	15,522	(66)	(96)	(339)	(1)	(502)
At 31 Dec 2021	543,616	104,302	13,855	274	662,047	(723)	(1,903)	(5,641)	(64)	(8,331)

Capital risk
Capital overview

Capital adequacy metrics
	At
	30 Sep	30 Jun
	2022	2022
Risk-weighted assets (‘RWAs‘) ($bn)
Credit risk	671.8	697.1
Counterparty credit risk	42.0	42.8
Market risk	33.5	27.4
Operational risk	81.0	84.4
Total risk-weighted assets	828.3	851.7
Capital on a transitional basis ($bn)
Common equity tier 1 (‘CET1’) capital	110.8	115.8
Tier 1 capital	130.5	137.5
Total capital	149.9	158.5
Capital ratios on a transitional basis (%)
CET1	13.4	13.6
Tier 1	15.8	16.1
Total capital	18.1	18.6
Capital on an end point basis ($bn)
CET1 capital	110.8	115.8
Tier 1 capital	130.5	137.5
Total capital	144.5	150.6
Capital ratios on an end point basis (%)
CET1	13.4	13.6
Tier 1	15.8	16.1
Total capital	17.4	17.7
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	605.5	656.6
Total net cash outflow ($bn)	477.7	491.7
LCR ratio (%)	127	134

Capital figures and ratios in the previous table are calculated in accordance with the revised Capital Requirements Regulation and Directive, as implemented (‘CRR II’). The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point. The end point figures in the table above include the benefit of the regulatory transitional arrangements in CRR II for IFRS 9, which are more fully described on page 29.
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and subsequently amended under UK law.

HSBC Holdings plc Earnings Release 3Q22	27

Earnings Release – 3Q22
Capital
At 30 September 2022, our common equity tier 1 (‘CET1’) capital ratio decreased to 13.4% from 13.6% at 30 June 2022, reflecting a decline in CET1 capital of $5.0bn and a fall in RWAs of $23.4bn. The key drivers of the overall fall in our CET1 ratio during the quarter were:
•a 0.3 percentage point decrease from the reclassification of our French retail operations to held for sale, which comprised a $2.0bn post-tax charge for the expected loss on disposal and impacts from CET1 capital thresholds;
•a 0.1 percentage point decrease from the $1.0bn post-tax fall in the fair value of securities classified as held to collect and sell; and
•a 0.2 percentage point increase from $1.8bn capital generation through profits less dividends after excluding the expected loss on disposal of our French retail operations.
Our Pillar 2A requirement (in accordance with the PRA’s Individual Capital Requirement) was equivalent to 2.7% of RWAs, of which 1.5% was met by CET1 capital. Throughout 3Q22 we complied with the PRA’s regulatory capital adequacy requirement.
Minimum requirement for own funds and eligible liabilities (’MREL’)
MREL includes own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure. In line with our existing structure and business model, HSBC has three resolution groups – the European resolution group, the Asian resolution group and the US resolution group. There are some smaller entities that fall outside these resolution groups.
During the period, we identified an error in the RWA calculations of the European resolution group whereby $35bn of non-capital MREL instruments issued by the Asian and US resolution groups and held by the European resolution group were excluded from these calculations and were only deducted from MREL, whereas the relevant UK legislation requires these instruments to be both risk-weighted and deducted from MREL.
In rectifying this error, we changed our treatment of $35bn of non-capital MREL investments held by the European resolution group from entities outside its group to deduct them from the European resolution group’s own funds rather than from solely its MREL, allowing us to exclude them from RWAs.
The change in treatment significantly reduced the European resolution group’s total capital and increased its leverage ratio at 30 September 2022, but the European resolution group has no capital requirements. There was no impact on the Group’s capital or MREL ratios, however the Group’s MREL requirements did increase marginally.
Our MREL issuance plans for 2022 are not expected to be significantly impacted by this change. We will review this capital treatment and any resultant impact on our issuance plans in the future.
For further details on MREL, refer to our Pillar 3 Disclosures at 30 September 2022, which are expected to be published on or around 2 November 2022.
Leverage

Leverage ratio[1]
	At
	30 Sep	30 Jun
	2022	2022
	$bn	$bn
Tier 1 capital	130.5	137.5
Total leverage ratio exposure	2,414.8	2,484.2
	%	%
Leverage ratio	5.4	5.5
1    The CRR II regulatory transitional arrangements for IFRS 9 are applied in the leverage ratio calculation. This calculation is in line with the UK leverage rules that were implemented on 1 January 2022, and excludes central bank claims.
Our leverage ratio was 5.4% at 30 September 2022, down from 5.5% at 30 June 2022, due to a reduction in tier 1 capital. This was partly offset by a fall in the leverage exposure, which was primarily due to foreign currency translation movements.
At 30 September 2022, our UK minimum leverage ratio requirement of 3.25% was supplemented by a leverage ratio buffer of 0.8%, made up of an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.1%. These buffers translated into capital values of $16.9bn and $2.4bn respectively. We exceeded these leverage requirements.
Risk-weighted assets

RWAs by global business
	WPB	CMB	GBM	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Credit risk	147.3	306.7	147.4	70.4	671.8
Counterparty credit risk	1.1	0.9	39.2	0.8	42.0
Market risk	1.3	0.7	24.1	7.4	33.5
Operational risk	30.2	23.6	27.6	(0.4)	81.0
At 30 Sep 2022	179.9	331.9	238.3	78.2	828.3
At 30 Jun 2022	186.1	341.9	241.1	82.6	851.7

28	HSBC Holdings plc Earnings Release 3Q22

RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk				Market risk	Total RWAs
	WPB	CMB	GBM	Corporate Centre
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 July 2022	184.8	341.3	221.7	76.5	27.4	851.7
Asset size	2.0	3.6	1.6	(3.8)	6.2	9.6
Asset quality	1.5	(0.8)	(0.4)	(0.5)	—	(0.2)
Model updates	(1.3)	—	—	—	—	(1.3)
Methodology and policy	(1.2)	0.8	(2.3)	(0.4)	(0.1)	(3.2)
Acquisitions and disposals	(0.5)	—	—	—	—	(0.5)
Foreign exchange movements	(6.7)	(13.7)	(6.4)	(1.0)	—	(27.8)
Total RWA movement	(6.2)	(10.1)	(7.5)	(5.7)	6.1	(23.4)
RWAs at 30 Sep 2022	178.6	331.2	214.2	70.8	33.5	828.3
Risk-weighted assets (‘RWAs’) fell by $23.4bn during 3Q22. Excluding a decrease of $27.8bn due to foreign currency translation differences, RWAs increased by $4.4bn, predominantly attributed to asset size growth, partly offset by reductions due to risk parameter refinements and model updates.
At 30 September 2022, our cumulative RWA saves as part of our transformation programme were $120bn.
Asset size
A $9.6bn increase in RWAs due to asset size movements included $6.2bn of additional market risk RWAs, mostly attributable to heightened market volatility. Credit risk RWAs saw a $5.2bn increase in CMB and GBM that reflected corporate loan growth in Asia, Europe and the Americas. Retail lending growth in Hong Kong drove a $2.0bn rise in WPB RWAs. A $3.8bn decrease in Corporate Centre RWAs partly offset these movements, which was mainly due to lower thresholds for the recognition of significant investments in financial sector entities.
Asset quality
Portfolio mix changes were the main cause of book quality movements across the global businesses and regions, leading to an overall $0.2bn drop in RWAs.
Model updates
The $1.3bn fall in RWAs from model updates was due to the implementation of a new retail model in France.
Methodology and policy
Methodology and policy changes led to an RWA reduction of $3.2bn, reflecting risk parameter refinements in all of the global businesses. The $0.8bn increase in CMB included the impact of a revised treatment of corporate specialised lending in Hong Kong.
Regulatory developments
Future changes to our ratios will occur with the implementation of Basel 3.1, which forms the outstanding measures to be implemented from the Basel III reforms, with the PRA expected to consult on the UK’s implementation in the last quarter of 2022, with an effective date of 1 January 2025. We currently do not foresee a material net impact on our ratios from the initial implementation. The RWA output floor under Basel 3.1 is expected to be subject to a five-year transitional provision. Any impact from the output floor would be towards the end of the transition period.
Regulatory transitional arrangements for IFRS 9 ‘Financial Instruments‘
We have adopted the regulatory transitional arrangements in CRR II for IFRS 9, including paragraph four of article 473a. Our capital and ratios are presented under these arrangements throughout the tables in this section, including in the end point figures. At 30 September 2022, the add-back to CET1 capital amounted to $0.4bn under the standardised approach with a tax impact of $0.1bn. As a result, our CET1 ratio would fall to 13.3% without these arrangements.
For further details, refer to our Pillar 3 Disclosures at 30 September 2022, which are expected to be published on or around 2 November 2022.

HSBC Holdings plc Earnings Release 3Q22	29

Earnings Release – 3Q22

Alternative performance measures

Use of alternative performance measures
Our reported results are prepared in accordance with IFRSs as detailed in our financial statements starting on page 336 of the Form 20-F for the year ended 31 December 2021. We use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures (non-GAAP financial measures).
The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure.

Return on average ordinary shareholders’ equity and return on average tangible equity
Return on average ordinary shareholders’ equity (‘RoE’) is computed by taking profit attributable to the ordinary shareholders of the parent company (‘reported results’), divided by average ordinary shareholders’ equity (‘reported equity’) for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests and holders of preference shares and other equity instruments.
Return on average tangible equity (‘RoTE’) is computed by adjusting reported results for the movements in the present value of in-force long-term insurance business (‘PVIF’) and for impairment of goodwill and other intangible assets (net of tax), divided by average reported equity adjusted for goodwill, intangibles and PVIF for the period.
Return on average tangible equity excluding significant items is annualised profit attributable to ordinary shareholders, excluding changes in PVIF and significant items (net of tax), divided by average tangible shareholders’ equity excluding fair value of own debt, debit valuation adjustment (‘DVA’) and other adjustments for the period.
We provide RoTE ratios in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

Return on average ordinary shareholders‘ equity and return on average tangible equity
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2022	2021	2022	2022	2021
	$m	$m	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	10,202	10,819	1,913	5,486	3,543
Impairment of goodwill and other intangible assets (net of tax)	489	17	443	42	17
Decrease/(increase) in PVIF (net of tax)	(190)	(52)	509	(516)	(68)
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and PVIF	10,501	10,784	2,865	5,012	3,492
Significant items (net of tax) and other adjustments[1]	1,805	1,673
Profit attributable to the ordinary shareholders, excluding goodwill impairment, PVIF and significant items	12,306	12,457
Equity
Average ordinary shareholders’ equity	170,587	176,075	163,053	169,505	176,481
Effect of goodwill, PVIF and other intangibles (net of deferred tax)	(17,823)	(17,721)	(17,801)	(18,215)	(17,919)
Average tangible equity	152,764	158,354	145,252	151,290	158,562
Fair value of own debt, DVA and other adjustments	(598)	1,547
Average tangible equity excluding fair value of own debt, DVA and other adjustments	152,166	159,901
Ratio	%	%	%	%	%
Return on average ordinary shareholders’ equity (annualised)	8.0	8.2	4.7	13.0	8.0
Return on tangible equity (annualised)	9.2	9.1	7.8	13.3	8.7
Return on tangible equity excluding significant items (annualised)[1]	10.8	10.4
1    Other adjustments includes entries relating to the timing of payments on additional tier 1 coupons.

30	HSBC Holdings plc Earnings Release 3Q22

Return on average tangible equity by global business
	Nine months ended 30 Sep 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Profit before tax	3,038	5,511	4,413	(639)	12,323
Tax expense	(601)	(1,285)	(662)	2,001	(547)
Profit after tax	2,437	4,226	3,751	1,362	11,776
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(502)	(440)	(505)	(127)	(1,574)
Profit attributable to ordinary shareholders of the parent company	1,935	3,786	3,246	1,235	10,202
Decrease/(increase) in PVIF (net of tax)	(223)	33	—	—	(190)
Significant items (net of tax)	1,839	103	4	267	2,213
Other adjustments	8	(8)	(10)	91	81
Profit attributable to ordinary shareholders, excluding PVIF and significant items	3,559	3,914	3,240	1,593	12,306
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	31,334	38,249	36,752	45,831	152,166
RoTE excluding significant items (annualised) (%)	15.2	13.7	11.8	4.6	10.8

	Nine months ended 30 Sep 2021
Profit before tax	5,510	5,316	4,335	1,081	16,242
Tax expense	(1,179)	(1,413)	(906)	(80)	(3,578)
Profit after tax	4,331	3,903	3,429	1,001	12,664
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(563)	(502)	(572)	(208)	(1,845)
Profit attributable to ordinary shareholders of the parent company	3,768	3,401	2,857	793	10,819
Increase in PVIF (net of tax)	(48)	(1)	—	(3)	(52)
Significant items (net of tax)	195	22	327	938	1,482
Other adjustments	2	(3)	(2)	211	208
Profit attributable to ordinary shareholders, excluding PVIF and significant items	3,917	3,419	3,182	1,939	12,457
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	30,506	39,363	42,050	47,982	159,901
RoTE excluding significant items (annualised) (%)	17.2	11.6	10.1	5.4	10.4

Net asset value and tangible net asset value per ordinary share
Net asset value per ordinary share is total shareholders’ equity less non-cumulative preference shares and capital securities (‘total ordinary shareholders’ equity’), divided by the number of ordinary shares in issue excluding shares that the company has purchased and are held in treasury.
Tangible net asset value per ordinary share is total ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax) (‘tangible ordinary shareholders’ equity’), divided by the number of basic ordinary shares in issue excluding shares that the company has purchased and are held in treasury.

Net asset value and tangible net asset value per ordinary share
	At
	30 Sep	30 Jun	30 Sep
	2022	2022	2021
	$m	$m	$m
Total shareholders’ equity	177,659	188,382	198,144
Preference shares and other equity instruments	(19,746)	(21,691)	(22,414)
Total ordinary shareholders’ equity	157,913	166,691	175,730
Goodwill, PVIF and intangible assets (net of deferred tax)	(17,218)	(18,383)	(18,019)
Tangible ordinary shareholders’ equity	140,695	148,308	157,711
Basic number of $0.50 ordinary shares outstanding	19,738	19,819	20,201
Value per share	$	$	$
Net asset value per ordinary share	8.00	8.41	8.70
Tangible net asset value per ordinary share	7.13	7.48	7.81

HSBC Holdings plc Earnings Release 3Q22	31

Earnings Release – 3Q22

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers is the annualised adjusted ECL divided by adjusted average gross loans and advances to customers for the period.
The adjusted numbers are derived by adjusting reported ECL and loans and advances to customers for the effects of foreign currency translation differences.

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2022	2021	2022	2022	2021
	$m	$m	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL’)	(2,165)	1,378	(1,075)	(448)	659
Currency translation		(142)		15	(98)
Adjusted ECL	(2,165)	1,236	(1,075)	(433)	561
Average gross loans and advances to customers	1,035,229	1,057,457	1,008,541	1,052,866	1,061,781
Currency translation	(55,083)	(102,875)	(21,631)	(63,567)	(99,891)
Average gross loans and advances to customers – at most recent balance sheet foreign exchange rates	980,146	954,582	986,910	989,299	961,890
Ratio	%	%	%	%	%
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers	0.30	(0.17)	0.43	0.18	(0.23)

32	HSBC Holdings plc Earnings Release 3Q22

Reconciliation of reported and adjusted results

Reconciliation of reported and adjusted results
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2022	2021	2022	2022	2021
	$m	$m	$m	$m	$m
Revenue[1]
Reported	36,852	37,563	11,616	12,772	12,012
Currency translation		(2,069)		(470)	(1,000)
Significant items	3,141	437	2,687	396	185
– customer redress programmes	(3)	(18)	(17)	12	—
– disposals, acquisitions and investment in new businesses[2]	2,728	—	2,440	288	—
– fair value movements on financial instruments[3]	452	258	232	58	64
– restructuring and other related costs[4]	(36)	195	32	11	125
– currency translation of significant items		2		27	(4)
Adjusted	39,993	35,931	14,303	12,698	11,197
Change in expected credit losses and other credit impairment charges
Reported	(2,165)	1,378	(1,075)	(448)	659
Currency translation		(142)		15	(98)
Adjusted	(2,165)	1,236	(1,075)	(433)	561
Operating expenses
Reported	(24,394)	(25,076)	(7,975)	(8,107)	(7,989)
Currency translation		1,454		287	705
Significant items	1,718	1,176	675	561	358
– customer redress programmes	(21)	24	(15)	(10)	7
– disposals, acquisitions and investment in new businesses	9	—	9	—	—
– impairment of goodwill and other intangibles	9	—	—	9	—
– restructuring and other related costs	1,721	1,245	681	589	397
– currency translation of significant items		(93)		(27)	(46)
Adjusted	(22,676)	(22,446)	(7,300)	(7,259)	(6,926)
Share of profit in associates and joint ventures
Reported	2,030	2,377	581	793	721
Currency translation		(52)		(24)	(45)
Adjusted	2,030	2,325	581	769	676
Profit before tax
Reported	12,323	16,242	3,147	5,010	5,403
Currency translation		(809)		(192)	(438)
Significant items	4,859	1,613	3,362	957	543
– revenue	3,141	437	2,687	396	185
– operating expenses	1,718	1,176	675	561	358
Adjusted profit before tax	17,182	17,046	6,509	5,775	5,508
Reported tax (charge)/credit	(547)	(3,578)	(586)	762	(1,161)
Currency translation		221		36	112
Tax significant items	(2,648)	(210)	(648)	(1,935)	(63)
– tax charge/(credit) on significant items	(883)	(222)	(648)	(170)	(69)
– recognition of losses on HSBC Holdings	(1,765)	—	—	(1,765)	—
– currency translation on significant items		12		—	6
Adjusted profit after tax	13,987	13,479	5,275	4,638	4,396
Loans and advances to customers (net)
Reported	967,522	1,039,677	967,522	1,028,356	1,039,677
Currency translation		(91,988)		(42,859)	(91,988)
Adjusted	967,522	947,689	967,522	985,497	947,689
Customer accounts
Reported	1,567,267	1,687,982	1,567,267	1,651,301	1,687,982
Currency translation		(147,529)		(67,555)	(147,529)
Adjusted	1,567,267	1,540,453	1,567,267	1,583,746	1,540,453
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business, of which $2.4bn relates to the planned sale of the retail banking operations in France.
3    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
4    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

HSBC Holdings plc Earnings Release 3Q22	33

Earnings Release – 3Q22
Reconciliation of reported and adjusted results – global businesses
Analysis of significant items by global business is presented below.

Reconciliation of reported results to adjusted results – global businesses
	Nine months ended 30 Sep 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	15,043	11,524	11,805	(1,520)	36,852
Significant items	2,165	2	(141)	1,115	3,141
– customer redress programmes	(4)	1	—	—	(3)
– disposals, acquisitions and investment in new businesses[2]	2,267	—	—	461	2,728
– fair value movements on financial instruments[3]	1	(1)	(202)	654	452
– restructuring and other related costs[4]	(99)	2	61	—	(36)
Adjusted	17,208	11,526	11,664	(405)	39,993
ECL
Reported	(878)	(970)	(315)	(2)	(2,165)
Adjusted	(878)	(970)	(315)	(2)	(2,165)
Operating expenses
Reported	(11,148)	(5,043)	(7,077)	(1,126)	(24,394)
Significant items	149	125	138	1,306	1,718
– customer redress programmes	(27)	—	—	6	(21)
– disposals, acquisitions and investment in new businesses	1	—	—	8	9
– impairment of goodwill and other intangibles	—	—	—	9	9
– restructuring and other related costs	175	125	138	1,283	1,721
Adjusted	(10,999)	(4,918)	(6,939)	180	(22,676)
Share of profit in associates and joint ventures
Reported	21	—	—	2,009	2,030
Adjusted	21	—	—	2,009	2,030
Profit/(loss) before tax
Reported	3,038	5,511	4,413	(639)	12,323
Significant items	2,314	127	(3)	2,421	4,859
– revenue	2,165	2	(141)	1,115	3,141
– operating expenses	149	125	138	1,306	1,718
Adjusted profit before tax	5,352	5,638	4,410	1,782	17,182
Loans and advances to customers (net)
Reported	431,776	334,874	200,523	349	967,522
Adjusted	431,776	334,874	200,523	349	967,522
Customer accounts
Reported	778,969	460,125	327,754	419	1,567,267
Adjusted	778,969	460,125	327,754	419	1,567,267
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes losses from classifying businesses as held for sale as part of the broader restructuring of our European business, of which $2.4bn relates to the planned sale of the retail banking operations in France.
3    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
4    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

34	HSBC Holdings plc Earnings Release 3Q22

Reconciliation of reported results to adjusted results – global businesses (continued)
	Nine months ended 30 Sep 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	16,816	10,044	11,214	(511)	37,563
Currency translation	(805)	(595)	(656)	(13)	(2,069)
Significant items	6	(13)	245	199	437
– customer redress programmes	1	(19)	—	—	(18)
– fair value movements on financial instruments[2]	—	(1)	4	255	258
– restructuring and other related costs[3]	1	2	264	(72)	195
– currency translation on significant items	4	5	(23)	16	2
Adjusted	16,017	9,436	10,803	(325)	35,931
ECL
Reported	289	521	561	7	1,378
Currency translation	(50)	(70)	(20)	(2)	(142)
Adjusted	239	451	541	5	1,236
Operating expenses
Reported	(11,619)	(5,250)	(7,440)	(767)	(25,076)
Currency translation	630	297	517	10	1,454
Significant items	236	45	107	788	1,176
– customer redress programmes	18	—	—	6	24
– restructuring and other related costs	233	52	120	840	1,245
– currency translation on significant items	(15)	(7)	(13)	(58)	(93)
Adjusted	(10,753)	(4,908)	(6,816)	31	(22,446)
Share of profit in associates and joint ventures
Reported	24	1	—	2,352	2,377
Currency translation	—	—	—	(52)	(52)
Adjusted	24	1	—	2,300	2,325
Profit before tax
Reported	5,510	5,316	4,335	1,081	16,242
Currency translation	(225)	(368)	(159)	(57)	(809)
Significant items	242	32	352	987	1,613
– revenue	6	(13)	245	199	437
– operating expenses	236	45	107	788	1,176
Adjusted profit before tax	5,527	4,980	4,528	2,011	17,046
Loans and advances to customers (net)
Reported	481,795	345,156	211,976	750	1,039,677
Currency translation	(46,651)	(29,829)	(15,409)	(99)	(91,988)
Adjusted	435,144	315,327	196,567	651	947,689
Customer accounts
Reported	844,611	488,201	354,466	704	1,687,982
Currency translation	(67,023)	(43,863)	(36,523)	(120)	(147,529)
Adjusted	777,588	444,338	317,943	584	1,540,453
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
3    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

HSBC Holdings plc Earnings Release 3Q22	35

Earnings Release – 3Q22

Reconciliation of reported and adjusted items – global businesses
	Quarter ended 30 Sep 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	4,037	4,308	3,862	(591)	11,616
Significant items	2,249	1	(39)	476	2,687
– customer redress programmes	(15)	(2)	—	—	(17)
– disposals, acquisitions and investment in new businesses[2]	2,267	—	—	173	2,440
– fair value movements on financial instruments[3]	3	1	(75)	303	232
– restructuring and other related costs[4]	(6)	2	36	—	32
Adjusted	6,286	4,309	3,823	(115)	14,303
ECL
Reported	(305)	(682)	(88)	—	(1,075)
Adjusted	(305)	(682)	(88)	—	(1,075)
Operating expenses
Reported	(3,634)	(1,626)	(2,255)	(460)	(7,975)
Significant items	46	59	51	519	675
– customer redress programmes	(17)	—	—	2	(15)
– disposals, acquisitions and investment in new businesses	1	—	—	8	9
– restructuring and other related costs	62	59	51	509	681
Adjusted	(3,588)	(1,567)	(2,204)	59	(7,300)
Share of profit in associates and joint ventures
Reported	13	—	—	568	581
Adjusted	13	—	—	568	581
Profit/(loss) before tax
Reported	111	2,000	1,519	(483)	3,147
Significant items	2,295	60	12	995	3,362
– revenue	2,249	1	(39)	476	2,687
– operating expenses	46	59	51	519	675
Adjusted profit before tax	2,406	2,060	1,531	512	6,509
Loans and advances to customers (net)
Reported	431,776	334,874	200,523	349	967,522
Adjusted	431,776	334,874	200,523	349	967,522
Customer accounts
Reported	778,969	460,125	327,754	419	1,567,267
Adjusted	778,969	460,125	327,754	419	1,567,267
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes losses from classifying businesses as held for sale as part of the broader restructuring of our European business, of which $2.4bn relates to the planned sale of the retail banking operations in France.
3    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
4    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

36	HSBC Holdings plc Earnings Release 3Q22

Reconciliation of reported results to adjusted results – global businesses (continued)
	Quarter ended 30 Jun 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	5,684	3,682	3,916	(510)	12,772
Currency translation	(169)	(129)	(141)	(31)	(470)
Significant items	8	3	(82)	467	396
– customer redress programmes	9	3	—	—	12
– disposals, acquisitions and investment in new businesses[2]	—	—	—	288	288
– fair value movements on financial instruments[3]	(1)	(1)	(97)	157	58
– restructuring and other related costs[4]	(1)	—	10	2	11
– currency translation on significant items	1	1	5	20	27
Adjusted	5,523	3,556	3,693	(74)	12,698
ECL
Reported	(231)	(300)	83	—	(448)
Currency translation	10	4	—	1	15
Adjusted	(221)	(296)	83	1	(433)
Operating expenses
Reported	(3,686)	(1,663)	(2,315)	(443)	(8,107)
Currency translation	114	57	95	21	287
Significant items	46	35	46	434	561
– customer redress programmes	(12)	—	—	2	(10)
– impairment of goodwill and other intangibles	—	—	—	9	9
– restructuring and other related costs	61	36	49	443	589
– currency translation on significant items	(3)	(1)	(3)	(20)	(27)
Adjusted	(3,526)	(1,571)	(2,174)	12	(7,259)
Share of profit in associates and joint ventures
Reported	—	—	—	793	793
Currency translation	—	—	—	(24)	(24)
Adjusted	—	—	—	769	769
Profit/(loss) before tax
Reported	1,767	1,719	1,684	(160)	5,010
Currency translation	(45)	(68)	(46)	(33)	(192)
Significant items	54	38	(36)	901	957
– revenue	8	3	(82)	467	396
– operating expenses	46	35	46	434	561
Adjusted profit before tax	1,776	1,689	1,602	708	5,775
Loans and advances to customers (net)
Reported	475,464	348,253	204,097	542	1,028,356
Currency translation	(22,272)	(14,044)	(6,517)	(26)	(42,859)
Adjusted	453,192	334,209	197,580	516	985,497
Customer accounts
Reported	836,026	479,680	335,033	562	1,651,301
Currency translation	(30,434)	(20,259)	(16,817)	(45)	(67,555)
Adjusted	805,592	459,421	318,216	517	1,583,746
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business.
3    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
4    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

HSBC Holdings plc Earnings Release 3Q22	37

Earnings Release – 3Q22

Reconciliation of reported results to adjusted results – global businesses (continued)
	Quarter ended 30 Sep 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	5,416	3,374	3,511	(289)	12,012
Currency translation	(382)	(294)	(306)	(18)	(1,000)
Significant items	4	3	81	97	185
– fair value movements on financial instruments[2]	1	—	(9)	72	64
– restructuring and other related costs[3]	1	—	102	22	125
– currency translation on significant items	2	3	(12)	3	(4)
Adjusted	5,038	3,083	3,286	(210)	11,197
ECL
Reported	237	272	147	3	659
Currency translation	(36)	(50)	(11)	(1)	(98)
Adjusted	201	222	136	2	561
Operating expenses
Reported	(3,802)	(1,706)	(2,382)	(99)	(7,989)
Currency translation	297	141	250	17	705
Significant items	28	27	40	263	358
– customer redress programmes	5	—	—	2	7
– restructuring and other related costs	29	33	47	288	397
– currency translation on significant items	(6)	(6)	(7)	(27)	(46)
Adjusted	(3,477)	(1,538)	(2,092)	181	(6,926)
Share of profit in associates and joint ventures
Reported	13	—	—	708	721
Currency translation	1	—	—	(46)	(45)
Adjusted	14	—	—	662	676
Profit before tax
Reported	1,864	1,940	1,276	323	5,403
Currency translation	(120)	(203)	(67)	(48)	(438)
Significant items	32	30	121	360	543
– revenue	4	3	81	97	185
– operating expenses	28	27	40	263	358
Adjusted profit before tax	1,776	1,767	1,330	635	5,508
Loans and advances to customers (net)
Reported	481,795	345,156	211,976	750	1,039,677
Currency translation	(46,651)	(29,829)	(15,409)	(99)	(91,988)
Adjusted	435,144	315,327	196,567	651	947,689
Customer accounts
Reported	844,611	488,201	354,466	704	1,687,982
Currency translation	(67,023)	(43,863)	(36,523)	(120)	(147,529)
Adjusted	777,588	444,338	317,943	584	1,540,453
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
3    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

38	HSBC Holdings plc Earnings Release 3Q22

Reconciliation of reported and adjusted risk-weighted assets
The following table reconciles reported and adjusted risk-weighted assets (‘RWAs’).

Reconciliation of reported and adjusted risk-weighted assets
	At 30 Sep 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	179.9	331.9	238.3	78.2	828.3
Adjusted[1]	179.9	331.9	238.3	78.2	828.3

	At 30 June 2022
Risk-weighted assets
Reported	186.1	341.9	241.1	82.6	851.7
Currency translation	(6.7)	(13.7)	(6.4)	(1.0)	(27.8)
Adjusted[1]	179.4	328.2	234.7	81.6	823.9

	At 31 Mar 2022
Risk-weighted assets
Reported	190.3	338.7	242.9	90.4	862.3
Currency translation	(12.7)	(25.8)	(12.0)	(1.8)	(52.3)
Adjusted[1]	177.6	312.9	230.9	88.6	810.0
1    Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and material significant items.

HSBC Holdings plc Earnings Release 3Q22	39

Earnings Release – 3Q22
Reconciliation of reported and adjusted results – geographical regions
Analysis of significant items by geographical regions is presented below.

Reconciliation of reported results to adjusted results – geographical regions
	Nine months ended 30 Sep 2022
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	11,817	20,445	2,127	4,797	2,751	36,852
Significant items[2]	2,975	(228)	(6)	(104)	(1)	3,141
– customer redress programmes	(3)	—	—	—	—	(3)
– disposals, acquisitions and investment in new businesses[3]	2,728	—	—	—	—	2,728
– fair value movement on financial instruments[4]	535	(63)	(6)	(12)	(2)	452
– restructuring and other related costs[2,5]	(285)	(165)	—	(92)	1	(36)
Adjusted[2]	14,792	20,217	2,121	4,693	2,750	39,993
ECL
Reported	(566)	(1,195)	43	(77)	(370)	(2,165)
Adjusted	(566)	(1,195)	43	(77)	(370)	(2,165)
Operating expenses
Reported[2]	(11,901)	(11,285)	(1,138)	(3,402)	(1,753)	(24,394)
Significant items[2]	1,301	510	39	291	82	1,718
– customer redress programmes	(21)	—	—	—	—	(21)
– disposals, acquisitions and investment in new businesses	9	—	—	—	—	9
– impairment of goodwill and other intangibles	9	—	—	—	—	9
– restructuring and other related costs[2]	1,304	510	39	291	82	1,721
Adjusted[2]	(10,600)	(10,775)	(1,099)	(3,111)	(1,671)	(22,676)
Share of profit/(loss) in associates and joint ventures
Reported	(35)	1,849	209	—	7	2,030
Adjusted	(35)	1,849	209	—	7	2,030
Profit/(loss) before tax
Reported	(685)	9,814	1,241	1,318	635	12,323
Significant items	4,276	282	33	187	81	4,859
– revenue[2]	2,975	(228)	(6)	(104)	(1)	3,141
– operating expenses[2]	1,301	510	39	291	82	1,718
Adjusted profit before tax	3,591	10,096	1,274	1,505	716	17,182
Loans and advances to customers (net)
Reported	322,546	480,167	27,676	113,597	23,536	967,522
Adjusted	322,546	480,167	27,676	113,597	23,536	967,522
Customer accounts
Reported	570,419	756,033	43,937	166,262	30,616	1,567,267
Adjusted	570,419	756,033	43,937	166,262	30,616	1,567,267
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business, of which $2.4bn relates to the planned sale of the retail banking operations in France.
4    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
5    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

40	HSBC Holdings plc Earnings Release 3Q22

Reconciliation of reported results to adjusted results – geographical regions (continued)
	Nine months ended 30 Sep 2021
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	14,913	19,830	1,879	4,501	2,262	37,563
Currency translation[2]	(1,459)	(476)	(147)	(35)	(112)	(2,069)
Significant items	156	(106)	(1)	24	6	437
– customer redress programmes	(18)	—	—	—	—	(18)
– fair value movements on financial instruments[3]	252	2	—	4	—	258
– restructuring and other related costs[2,4]	(88)	(113)	—	20	6	195
– currency translation on significant items	10	5	(1)	—	—	2
Adjusted[2]	13,610	19,248	1,731	4,490	2,156	35,931
ECL
Reported	1,327	(312)	160	257	(54)	1,378
Currency translation	(141)	9	(3)	(1)	(6)	(142)
Adjusted	1,186	(303)	157	256	(60)	1,236
Operating expenses
Reported[2]	(13,384)	(11,181)	(1,143)	(3,595)	(1,595)	(25,076)
Currency translation[2]	1,133	292	80	21	88	1,454
Significant items	884	318	34	252	46	1,176
– customer redress programmes	24	—	—	—	—	24
– restructuring and other related costs[2]	950	327	37	253	48	1,245
– currency translation on significant items	(90)	(9)	(3)	(1)	(2)	(93)
Adjusted[2]	(11,367)	(10,571)	(1,029)	(3,322)	(1,461)	(22,446)
Share of profit in associates and joint ventures
Reported	254	1,902	205	—	16	2,377
Currency translation	(21)	(31)	—	—	—	(52)
Adjusted	233	1,871	205	—	16	2,325
Profit before tax
Reported	3,110	10,239	1,101	1,163	629	16,242
Currency translation	(488)	(206)	(70)	(15)	(30)	(809)
Significant items	1,040	212	33	276	52	1,613
– revenue[2]	156	(106)	(1)	24	6	437
– operating expenses[2]	884	318	34	252	46	1,176
Adjusted profit before tax	3,662	10,245	1,064	1,424	651	17,046
Loans and advances to customers (net)
Reported	398,308	487,559	27,095	106,422	20,293	1,039,677
Currency translation	(67,506)	(18,658)	(1,740)	(3,940)	(144)	(91,988)
Adjusted	330,802	468,901	25,355	102,482	20,149	947,689
Customer accounts
Reported	666,968	771,463	42,089	179,100	28,362	1,687,982
Currency translation	(113,240)	(25,584)	(3,651)	(4,177)	(877)	(147,529)
Adjusted	553,728	745,879	38,438	174,923	27,485	1,540,453
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
4    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

HSBC Holdings plc Earnings Release 3Q22	41

Earnings Release – 3Q22

Reconciliation of reported results to adjusted results – geographical regions
	Quarter ended 30 Sep 2022
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	2,465	7,496	789	1,608	970	11,616
Significant items[2]	2,538	(62)	(1)	1	(1)	2,687
– customer redress programmes	(17)	—	—	—	—	(17)
– disposals, acquisitions and investment in new businesses[3]	2,440	—	—	—	—	2,440
– fair value movements on financial instruments[4]	227	13	(1)	(6)	(1)	232
– restructuring and other related costs[2,5]	(112)	(75)	—	7	—	32
Adjusted[2]	5,003	7,434	788	1,609	969	14,303
ECL
Reported	(264)	(666)	(6)	(30)	(109)	(1,075)
Adjusted	(264)	(666)	(6)	(30)	(109)	(1,075)
Operating expenses
Reported[2]	(3,757)	(3,814)	(382)	(1,118)	(616)	(7,975)
Significant items[2]	466	229	17	136	39	675
– customer redress programmes	(15)	—	—	—	—	(15)
– disposals, acquisitions and investment in new businesses	9	—	—	—	—	9
– restructuring and other related costs[2]	472	229	17	136	39	681
Adjusted[2]	(3,291)	(3,585)	(365)	(982)	(577)	(7,300)
Share of profit/(loss) in associates and joint ventures
Reported	(12)	498	92	—	3	581
Adjusted	(12)	498	92	—	3	581
Profit/(loss) before tax
Reported	(1,568)	3,514	493	460	248	3,147
Significant items	3,004	167	16	137	38	3,362
– revenue[2]	2,538	(62)	(1)	1	(1)	2,687
– operating expenses[2]	466	229	17	136	39	675
Adjusted profit before tax	1,436	3,681	509	597	286	6,509
Loans and advances to customers (net)
Reported	322,546	480,167	27,676	113,597	23,536	967,522
Adjusted	322,546	480,167	27,676	113,597	23,536	967,522
Customer accounts
Reported	570,419	756,033	43,937	166,262	30,616	1,567,267
Adjusted	570,419	756,033	43,937	166,262	30,616	1,567,267
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business, of which $2.4bn relates to the planned sale of the retail banking operations in France.
4    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
5    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

42	HSBC Holdings plc Earnings Release 3Q22

Reconciliation of reported to adjusted results – geographical regions (continued)
	Quarter ended 30 Jun 2022
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	4,567	6,820	614	1,552	956	12,772
Currency translation[2]	(354)	(111)	(2)	(11)	(34)	(470)
Significant items[2]	354	(96)	(4)	(5)	(1)	396
– customer redress programmes	12	—	—	—	—	12
– disposals, acquisitions and investment in new businesses[3]	288	—	—	—	—	288
– fair value movements on financial instruments[4]	124	(56)	(4)	(4)	(2)	58
– restructuring and other related costs[2,5]	(95)	(43)	—	—	1	11
– currency translation on significant items	25	3	—	(1)	—	27
Adjusted[2]	4,567	6,613	608	1,536	921	12,698
ECL
Reported	27	(218)	6	(105)	(158)	(448)
Currency translation	6	3	—	2	4	15
Adjusted	33	(215)	6	(103)	(154)	(433)
Operating expenses
Reported[2]	(3,966)	(3,777)	(376)	(1,142)	(583)	(8,107)
Currency translation[2]	225	64	7	6	27	287
Significant items[2]	424	159	11	92	23	561
– customer redress programmes	(10)	—	—	—	—	(10)
– impairment of goodwill and other intangibles	9	—	—	—	—	9
– restructuring and other related costs[2]	451	161	10	92	23	589
– currency translation on significant items	(26)	(2)	1	—	—	(27)
Adjusted[2]	(3,317)	(3,554)	(358)	(1,044)	(533)	(7,259)
Share of profit in associates and joint ventures
Reported	2	671	119	—	1	793
Currency translation	(2)	(23)	—	—	1	(24)
Adjusted	—	648	119	—	2	769
Profit before tax
Reported	630	3,496	363	305	216	5,010
Currency translation	(125)	(67)	5	(3)	(2)	(192)
Significant items	778	63	7	87	22	957
– revenue[2]	354	(96)	(4)	(5)	(1)	396
– operating expenses[2]	424	159	11	92	23	561
Adjusted profit before tax	1,283	3,492	375	389	236	5,775
Loans and advances to customers (net)
Reported	368,923	492,548	28,348	116,075	22,462	1,028,356
Currency translation	(29,754)	(9,171)	(277)	(3,364)	(293)	(42,859)
Adjusted	339,169	483,377	28,071	112,711	22,169	985,497
Customer accounts
Reported	628,977	779,153	44,008	168,699	30,464	1,651,301
Currency translation	(51,398)	(11,403)	(623)	(3,403)	(728)	(67,555)
Adjusted	577,579	767,750	43,385	165,296	29,736	1,583,746
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business.
4    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
5    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

HSBC Holdings plc Earnings Release 3Q22	43

Earnings Release – 3Q22

Reconciliation of reported to adjusted results – geographical regions (continued)
	Quarter ended 30 Sep 2021
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	4,684	6,574	627	1,450	777	12,012
Currency translation[2]	(716)	(232)	(58)	(17)	(59)	(1,000)
Significant items	67	(54)	—	21	(1)	185
– fair value movements on financial instruments[3]	64	(3)	—	4	(1)	64
– restructuring and other related costs[2,4]	3	(54)	—	17	—	125
– currency translation on significant items	—	3	—	—	—	(4)
Adjusted[2]	4,035	6,288	569	1,454	717	11,197
ECL
Reported	657	(105)	44	45	18	659
Currency translation	(99)	5	4	—	(8)	(98)
Adjusted	558	(100)	48	45	10	561
Operating expenses
Reported[2]	(4,300)	(3,709)	(358)	(1,137)	(585)	(7,989)
Currency translation[2]	556	149	28	10	44	705
Significant items	294	121	13	62	20	358
– customer redress programmes	7	—	—	—	—	7
– restructuring and other related costs[2]	333	125	15	62	21	397
– currency translation on significant items	(46)	(4)	(2)	—	(1)	(46)
Adjusted[2]	(3,450)	(3,439)	(317)	(1,065)	(521)	(6,926)
Share of profit in associates and joint ventures
Reported	101	543	65	—	12	721
Currency translation	(15)	(30)	—	—	—	(45)
Adjusted	86	513	65	—	12	676
Profit before tax
Reported	1,142	3,303	378	358	222	5,403
Currency translation	(274)	(108)	(26)	(7)	(23)	(438)
Significant items	361	67	13	83	19	543
– revenue[2]	67	(54)	—	21	(1)	185
– operating expenses[2]	294	121	13	62	20	358
Adjusted profit before tax	1,229	3,262	365	434	218	5,508
Loans and advances to customers (net)
Reported	398,308	487,559	27,095	106,422	20,293	1,039,677
Currency translation	(67,506)	(18,658)	(1,740)	(3,940)	(144)	(91,988)
Adjusted	330,802	468,901	25,355	102,482	20,149	947,689
Customer accounts
Reported	666,968	771,463	42,089	179,100	28,362	1,687,982
Currency translation	(113,240)	(25,584)	(3,651)	(4,177)	(877)	(147,529)
Adjusted	553,728	745,879	38,438	174,923	27,485	1,540,453
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
4    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

44	HSBC Holdings plc Earnings Release 3Q22

Additional information

Dividend on preference shares
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2022 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 December 2022 to holders of record on 30 November 2022.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Geraldine Buckingham†, Rachel Duan†, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Noel Quinn, Ewen Stevenson and Jackson Tai†.
*    Non-executive Group Chairman
†    Independent non-executive Director

Investor relations/media relations contacts
For further information contact:

Investor Relations
UK – Richard O‘Connor
Telephone: +44 (0)20 7991 6590
Email: investorrelations@hsbc.com

Hong Kong – Mark Phin
Telephone: +852 2822 4908
Email: investorrelations@hsbc.com.hk

Media Relations
UK – Gillian James
Telephone: +44 (0)7584 404 238
Email: pressoffice@hsbc.com

UK – Kirsten Smart
Telephone: +44 (0)7725 733 311
Email: pressoffice@hsbc.com

Hong Kong – Aman Ullah
Telephone: +852 3941 1120
Email: aspmediarelations@hsbc.com.hk

HSBC Holdings plc Earnings Release 3Q22	45

Earnings Release – 3Q22

Abbreviations

1Q21	First quarter of 2021
1Q22	First quarter of 2022
2Q21	Second quarter of 2021
2Q22	Second quarter of 2022
3Q21	Third quarter of 2021
3Q22	Third quarter of 2022
4Q21	Fourth quarter of 2021
4Q22	Fourth quarter of 2022
9M21	Nine months to 30 September 2021
9M22	Nine months to 30 September 2022
AIEA	Average interest-earning assets
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BGF	Business Growth Fund, an investment firm that provides growth capital for small and mid-sized businesses in the UK and Ireland
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CRR II	Revised Capital Requirements Regulation and Directive, as implemented
DVA	Debit valuation adjustment
EBA	European Banking Authority
ECL	Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in
IFRS 9 are applied
EEA	European Economic Area
Eonia	Euro Overnight Index Average
ESG	Environmental, social and governance
EU	European Union
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
GAAP	Generally accepted accounting principles
GBM	Global Banking and Markets, a global business
GDP	Gross domestic product
GEC	Group Executive Committee
GPS	Global Payment Solutions, the business formerly known as Global Liquidity and Cash Management
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
IAS	International Accounting Standards
Ibor	Interbank offered rate
IFRSs	International Financial Reporting Standards
IRB	Internal ratings-based
JV	Joint venture
LCR	Liquidity coverage ratio
Libor	London interbank offered rate
Long term	For our strategic goals, we define long term as five to six years, commencing 1 January 2020
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Medium term	For our strategic goals, we define medium term as three to five years, commencing 1 January 2020
MENA	Middle East and North Africa
MREL	Minimum requirement for own funds and eligible liabilities
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NIM	Net interest margin
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
PVIF	Present value of in-force long-term insurance business and long-term investment contracts with DPF
Revenue	Net operating income before ECL
RFR	Risk-free rate
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWA	Risk-weighted asset
WPB	Wealth and Personal Banking, a global business
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars

46	HSBC Holdings plc Earnings Release 3Q22

Registered office and Group head office: 8 Canada Square, London, E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Paste the following link into your web browser, to view the associated Data Pack PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/9476D_1-2022-10-24.pdf

HSBC Holdings plc Earnings Release 3Q22	47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
By:	/s/ Ewen Stevenson
Name:	Ewen Stevenson
Title:	Group Chief Financial Officer

Date: October 25, 2022